Exhibit 2

PURCHASE AGREEMENT

Dated as of November 23, 2004

By and Between

GLOBAL POWER EQUIPMENT GROUP INC.

and

WILLIAMS GROUP INTERNATIONAL, LLC

(i)

(ii)

(iii)

(iv)

EXHIBIT A	Working Capital Calculation
EXHIBIT B	Deferred Purchase Price Payments
EXHIBIT C*	Company Operating Procedures
EXHIBIT D*	Seller Record Retention Policy
EXHIBIT E*	Form of Bill of Sale
EXHIBIT F*	Form of Escrow Agreement
EXHIBIT G*	Form of Transition Services Agreement
EXHIBIT H*	Form of Headquarters Lease
EXHIBIT I	Form of Indemnification Certificate

*	Omitted. The Registrant agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon its request.

(i)

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”), dated as of November 23, 2004, is entered into by and between Global Power Equipment Group Inc., a Delaware corporation (“Purchaser”) and Williams Group International, LLC a Georgia limited liability company (“Seller” and, together with Purchaser, the “Parties”).

W I T N E S S E T H:

WHEREAS, Seller owns all of the outstanding limited liability company interests (the “LLC Interests”) in each of (i) Williams Specialty Services, LLC, a Georgia limited liability company (“Specialty Services”), (ii) Williams Plant Services, LLC, a Georgia limited liability company (“Plant Services”) and (iii) Williams Industrial Services, LLC, a Georgia limited liability company (“Industrial Services” and, collectively with Specialty Services and Plant Services, the “Companies” and each a “Company”); and

WHEREAS, upon the terms and subject to the conditions contained in this Agreement, Seller desires to sell the LLC Interests to Purchaser and Purchaser desires to purchase the LLC Interests from Seller.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements hereinafter contained, and for other good and valuable consideration the receipt and adequacy of which is hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

ARTICLE I

DEFINITIONS

§ 1. Definitions.

§ 1.1 Defined Terms. When used in this Agreement, the following terms shall have the respective meanings specified therefor below.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise and provided, further, that an Affiliate of any Person shall also include (i) any Person that directly or indirectly owns more than five percent (5%) of any class of capital stock or other equity interest of such Person, (ii) any officer, director, trustee or beneficiary of such Person, (iii) any spouse, parent, sibling or descendant of any Person described in clauses (i) or (ii) above, and (iv) any trust for the benefit of any Person described in clauses (i) through (iii)

above or for any spouse, issue or lineal descendant of any Person described in clauses (i) through (iii) above.

“Bid” shall mean any quotation, bid or proposal by any Company which, if accepted or awarded, would result in a Contract that would constitute a Government Contract.

“Bond” shall mean any performance collateral, including without limitation, collateral in the form of cashiers checks in lieu of bid bonds, certificates of deposit, letters of credit, license/permit bonds, performance bonds, payment bonds, bid bonds, wage or payroll bonds and prepaid union stamps.

“Books and Records” shall mean all of the records, systems, controls, data or information of the Companies created since the date of the consummation of the Restructuring and all documents, records, data or information relating to executory Contracts of the Companies.

“Business Day” shall mean any day, other than a Saturday, Sunday or a day on which banks located in New York, New York shall be authorized or required by law to close.

“Cash” shall mean all cash on deposit in any bank account disclosed on Schedule 3.26, all cleared checks naming any Company as payee and all other immediately available funds in the possession or control of any Company.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated and the rulings issued thereunder. Section references to the Code are to the Code, as in effect on the date of this Agreement.

“Collateral” shall mean any combination of (i) unconditional, irrevocable standby letters of credit in favor of Seller issued by any national banking institution(s) having a net worth of not less than $500,000,000 and/or (ii) payment bonds in favor of Seller issued by any surety (or sureties) having an A.M. Best Co. financial strength rating of A or better securing the performance by Purchaser of its indemnification obligations pursuant to Section 5.13(b).

“Company Property” shall mean any real property and improvements owned or leased by any of the Companies.

“Convertible Debt Offering” shall mean an offering of debt securities of Purchaser that are convertible into Purchaser’s common stock.

“Contract” shall mean any note, bond, mortgage, indenture, guarantee, license, franchise, agreement, understanding, arrangement, contract, commitment, lease, franchise, agreement or other instrument or obligation (in each case whether written or oral), including all amendments thereto.

“Employee” shall mean salaried employees of any Company, but shall not mean hourly employees (union or non-union).

“Environmental Law” any Law, Order or other requirement of Law, including any principle of common law, relating to the protection of human health or the environment, or to the manufacture, use, transport, treatment, storage, disposal, release or threatened release of petroleum products, asbestos, urea formaldehyde insulation, polychlorinated biphenyls or any substance listed, classified or regulated as hazardous or toxic, or any similar term, under such Environmental Law.

“Equity Purchase Price” shall mean an amount equal to the Purchase Price (a) minus (i) the amount of the Estimated Indebtedness and (ii) the excess, if any of the Working Capital Target over the Estimated Working Capital and (b) plus (i) the amount of the Estimated Cash, (ii) the excess, if any, of Estimated Working Capital over the Working Capital Target and (iii) the lesser of the Estimated Excluded Liabilities Amount and $3,450,000.

“Escrow Account” shall mean the account established by the Escrow Agent, pursuant to the Escrow Agreement, for the deposit of the Purchase Price Escrow Amount and the Indemnity Escrow Amount.

“Excluded Liabilities” shall mean liabilities and obligations for all worker’s compensation, general liability and commercial automobile claims attributable to events occurring prior to the Closing Date, including currently filed claims, pending claims and incurred but not reported claims for which the accident, injury or other event giving rise to the claim occurred prior to the Closing Date.

“GAAP” shall mean generally accepted accounting principles in the United States of America.

“GAAP Practices” shall mean generally accepted accounting principles in the United States of America applied on a basis consistent with the past practices of the Companies.

“Government Contract” shall mean: (i) any Contract between, on the one hand, any Company and, on the other hand (A) any Governmental or Regulatory Authority, (B) any prime contractor to any Governmental or Regulatory Authority in respect of such Contract or (C) any contractor with respect to any Contract described in clause (A) or (B); and (ii) any Contract that to the knowledge of Seller is wholly or partially funded, directly or indirectly, by or through any Governmental Authority.

“Governmental or Regulatory Authority” shall mean any court, administrative agency or other authority of the United States or any state, municipality or other government or political subdivision thereof exercising any regulatory, taxing, importing or other governmental authority.

“Indebtedness” of any Person shall mean and include (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (ii) amounts owing as deferred purchase price for property or services, including all seller notes and “earn-out” payments, (iii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (iv) commitments or obligations by which such Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (v) indebtedness secured by a Lien on assets or properties of such Person, (vi) obligations or commitments to repay deposits or other amounts advanced by and owing to third parties, (vii) obligations under any interest rate, currency or other hedging agreement, (viii) that portion of obligations with respect to any capital leases that is properly classified as a liability on a balance sheet in accordance with GAAP (but not any operating leases that become capital leases solely because of the transactions contemplated herein), (ix) any obligation or liability in respect of any “change of control,” “stay-put,” transaction bonus, severance arrangement or any similar obligation that is or will become payable as a result of the transactions contemplated by this Agreement, or (x) guarantees or other contingent liabilities (including so called take-or-pay or keep-well agreements) with respect to any indebtedness, obligation, claim or liability of any other Person of a type described in clauses (i) through (ix) above and (xi) with respect to clauses (i) through (x) above, all accrued interest thereon and any fees, prepayment penalties or “breakage” costs associated with the repayment of any such Indebtedness on the Closing Date. For the avoidance of doubt, Indebtedness of the Companies shall include (x) any Indebtedness of any Company owed to Seller or any of its Affiliates (other than any Company), to the extent not settled at or prior to the Closing pursuant to Section 5.10 and (y) any allowance or liability in respect of uncleared checks. Indebtedness shall not, however, include (i) accounts payable to trade creditors and accrued expenses arising in the ordinary course of business consistent with past practice, (ii) the endorsement of negotiable instruments for collection in the ordinary course of business consistent with past practice or (iii) obligations under Bonds.

“Indemnity Escrow Amount” means Six Million Five-Hundred Thousand Dollars ($6,500,000.00), which amount is to be deposited by Purchaser with the Escrow Agent in accordance with the terms of this Agreement and held and released pursuant to the terms and subject to the conditions set forth in this Agreement and in the Escrow Agreement.

“Law” shall mean any statute, law, ordinance, rule or regulation of any Governmental or Regulatory Authority.

“Liens” shall mean liens, security interests, options, rights of first refusal, claims, easements, mortgages, charges, indentures, deeds of trust, rights of way, restrictions on the use of real property, encroachments, security agreements, or any other encumbrances and other restrictions or limitations on use of real or personal property or irregularities in title thereto.

“Material Adverse Effect” shall mean (i) when used with respect to the Companies, any effect, change or circumstance that has, or would reasonably be expected to have, a material adverse change in or effect on the business, assets, liabilities, results of operation or condition (financial or otherwise) of the Companies taken as a whole or (ii) when used with respect to Seller, any effect, change or circumstance that materially impedes the ability of Seller to perform its obligations hereunder (including any material delay of such performance); provided, that “Material Adverse Effect”, for purposes of clause (i), shall exclude any effect, change or circumstance that (a) results from or is related to changes or developments generally applicable to the United States economy, including changes in interest rates, (b) is attributable to Seller’s compliance with its obligations under clause (i) through (xxii) of Section 5.1(a), or (c) results from or is related to the occurrence of any military or terrorist activity.

“Monthly Shared Salary Payment” shall mean the amount obtained when 4566.92 is multiplied by the quotient obtained when (i) the amount by which twenty four (24) exceeds the number of Shared Salary Payments previously made by Seller to Purchaser pursuant to Section 5.24 is divided by (ii) twenty four (24).

“Offering Amount” shall mean the aggregate amount, if any, net of underwriting commissions, received by Purchaser from proceeds of the Convertible Debt Offering.

“Order” shall mean any judgment, order, injunction, decree or writ of any Governmental or Regulatory Authority or any arbitrator.

“Permitted Liens” shall mean (i) Liens reflected in the Reference Balance Sheet, (ii) Liens consisting of zoning or planning restrictions or regulations, easements, Permits, restrictive covenants, encroachments and other restrictions or limitations on the use of real or personal property or irregularities in, or exceptions to, title thereto which, individually or in the aggregate, do not materially detract from the value of, or materially impair the use of, such property by the Companies as such property is used by the Companies in the ordinary course of business consistent with past practice and (iii) Liens for current taxes, assessments or governmental charges or levies not yet due and payable.

“Person” shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a limited liability partnership, a trust, an incorporated organization and a Governmental or Regulatory Authority.

“Purchase Price” shall mean Sixty-Five Million Dollars ($65,000,000.00).

“Purchase Price Escrow Amount” means Five Hundred Thousand Dollars ($500,000.00), which amount is to be deposited by Purchaser with the Escrow Agent in accordance with the terms of this Agreement and held and released pursuant to the terms and subject to the conditions set forth in this Agreement and in the Escrow Agreement.

“Purchaser Designees” shall mean Larry Edwards, John Matheson and Jim Wilson.

“Regulation S-K” shall mean Regulation S-K promulgated under the Securities Act of 1933, as amended.

“Reference Balance Sheet” shall mean the unaudited combined balance sheet of the Companies as at March 31, 2004 forming part of the Unaudited Financial Statements.

“Reference Balance Sheet Date” shall mean March 31, 2004.

“Solvent” shall mean, with respect to any Person, that (a) the property of such Person, at a present fair saleable valuation, exceeds the sum of its debts (including contingent and unliquidated debts); (b) the present fair saleable value of the property of such Person exceeds the amount that will be required to pay such Person’s probable liability on its existing debts as they become absolute and matured; (c) such Person has reasonably adequate capital to carry on its business; and (d) such Person does not intend or believe it will incur debts beyond its ability to pay as such debts mature. In computing the amount of contingent or unliquidated liabilities at any time, such liabilities shall be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become actual or matured liabilities.

“Stored Books and Records” shall mean all of the records, systems, controls, data or information of the Companies not under the exclusive ownership and direct control of the Companies.

“Subsidiary” shall mean, with respect to any Person, (i) any corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more Subsidiaries of such Person and (ii) any partnership, association, joint venture or other entity in which such Person directly or indirectly through one or more Subsidiaries of such Person has more than a 50% equity interest.

“Third Party” shall mean any Person other than a Party.

“Transaction Documents” shall mean each of (i) this Agreement, (ii) the Escrow Agreement, (iii) the Transition Services Agreement (ii) the Headquarters Lease and (iv) each other agreement, instrument or document contemplated by any of the foregoing.

“Transaction Expenses” shall mean all fees, costs, charges, expenses and obligations that are incurred by Seller or the Companies in connection with or relating to the preparation for and consummation of the transactions contemplated by this Agreement, including, without limitation, the fees, costs, charges, expenses and obligations relating to or arising out of (a) the preparation, negotiation and execution of this Agreement and the other agreements and instruments contemplated hereby and the consummation of the transactions contemplated hereby and thereby by the Company, (b) the preparation of the Audited Financial Statements and the other financial statements contemplated by Section 5.4(b) and (c) and all fees and expenses of Smith & Howard and BDO Seidman, LLP in connection therewith and (c) professional services provided by (i) FMI Capital and (ii) Arnall Golden Gregory LLP.

“Working Capital” shall mean the aggregate current assets of the Companies less the aggregate current liabilities of the Companies, determined in accordance with the GAAP Practices and in the manner set forth on Exhibit A using the account captions set forth on Exhibit A. Current assets shall not include Cash, security deposits posted in favor of any of the Companies or amounts receivable from any employee of Seller or any of the Companies. Current liabilities shall not include the current portion of any long-term Indebtedness of the Companies, any Transaction Expenses, Transfer Taxes or the Excluded Liabilities.

“Working Capital Target” shall mean $7,500,000.

§ 1.2 Additional Defined Terms. In addition to the terms defined in §1.1, the following terms shall have the respective meanings assigned thereto in the sections indicated below.

Defined Term	Section
Agreed Claims	§ 9.3(c)
Agreement	Preamble
Arbitrator	§ 2.3(c)
AUB	§ 5.11(a)
Audited Financial Statements	§ 5.4(b)
Basket Amount	§ 9.2(d)
Cap	§ 9.2(d)
Cash Statement	§ 2.3(a)
Certificate	§ 9.3(a)
Closing	§ 2.4
Closing Balance Sheet	§ 2.3(a)
Closing Cash	§2.3(c)
Closing Date	§ 2.4
Closing Excluded Liabilities	§ 2.3(d)
Closing Indebtedness	§2.3(c)
Closing Statements	§2.3(a)
Closing Working Capital	§ 2.3(c)
Companies	First Recital
Company Intellectual Property	§ 3.17(a)
Confidentiality Agreement	§ 5.3(b)
Deferred Purchase Price Payments	§ 2.2(b)
Employee Benefit Plans	§ 3.23(a)
ERISA	§ 3.23(a)
Escrow Agent	§ 6.10(a)
Escrow Agreement	§ 6.10(a)
Estimated Cash	§ 2.2(a)
Estimated Excluded Liabilities Amount	§ 2.2(a)
Estimated Indebtedness	§ 2.2(a)
Estimated Working Capital	§ 2.2(a)
Excluded Liabilities Determination Date	§ 2.3(d)
Excluded Liabilities Statement	§ 2.3(a)
Excluded Services	§ 5.11(a)
Exclusive Period	§ 5.2
Existing LLC Agreements	§ 3.5(a)
Financial Statements	§ 5.4(b)
Headquarters Lease	§ 6.10(b)
HSR Act	§ 3.3(b)
Indebtedness Statement	§ 2.3(a)
Indemnified Party	§ 9.3(a)
Indemnifying Party	§ 9.3(a)
Independent Actuary	§ 2.3(b)
Industrial Services	First Recital
Intellectual Property	§ 3.17(a)
LLC Interests	First Recital
Losses	§ 9.2(a)
Management Presentations	§ 5.21
Material Contract	§ 3.13(a)
Monthly Financial Statements	§ 5.4(a)
Multiemployer Pension Plan	§ 3.23(i)
Multiemployer Plans	§ 3.23(a)
Network Assets	§ 5.22
Overlap Period	§ 8.1(b)
Parties	Preamble
Permit	§ 3.27
Plant Services	First Recital
Post-Closing Periods	§ 8.5
Pre-Closing Periods	§ 3.15(b)
Purchaser	Preamble
Purchaser Indemnitee	§ 9.2(a)
Record Retention Period	§ 5.5(b)
Restructuring	§ 3.5(b)
Returns	§ 3.15(a)
Secured Bonds	§ 5.13(b)
Seller	Preamble
Seller 401(k) Plan	§ 5.14(c)
Seller Indemnitee	§ 9.2(b)
Seller Termination Fee	§ 10.2(c)
Specialty Services	First Recital
Tax Benefit	§ 9.5(a)
Taxes	§ 3.15(d)
Termination Fee	§ 10.2(b)
Total Excluded Liabilities	§ 2.3(b)
Amount
Transfer Taxes	§ 8.3
Transferor	§ 3.5(b)
Transition Services Agreement	§ 6.10(b)
Unaudited Financial Statements	§ 3.7(a)
VEBAs	§ 3.23(a)
WARN	§ 3.22(k)
Warranty Claims	§ 3.31
Working Capital Determination Date	§ 2.3(c)
Working Capital Statement	§ 2.3(a)

§ 1.3 Construction. In this Agreement, unless the context otherwise requires:

(a) any reference in this Agreement to “writing” or comparable expressions includes a reference to facsimile transmission or comparable means of communication;

(b) words expressed in the singular number shall include the plural and vice versa, words expressed in the masculine shall include the feminine and neuter gender and vice versa;

(c) references to Articles, Sections, Exhibits, Schedules and Recitals are references to articles, sections, exhibits, schedules and recitals of this Agreement;

(d) reference to “day” or “days” are to calendar days;

(e) this “Agreement” or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented; and

(f) “include,” “includes,” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import.

§ 1.4 Schedules and Exhibits. The Schedules and Exhibits to this Agreement are incorporated into and form an integral part of this Agreement; provided, however, that no representation or warranty contained in this Agreement shall be deemed qualified or modified by any disclosure in any Schedule hereto, and no such disclosure shall be deemed an exception to any representation or warranty contained herein, unless such disclosure is made in a Schedule hereto that specifically corresponds to the numbered Section of this Agreement in which such representation or warranty is contained, and such disclosure shall not be deemed an exception to or qualification of any other representation or warranty contained herein, whether or not the applicability of such disclosure to such other representation or warranty is reasonably apparent or otherwise. If an Exhibit is a form of agreement, such agreement, when executed and delivered by the parties thereto, shall constitute a document independent of this Agreement.

§ 1.5 Knowledge. Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of Seller, “knowledge” means the actual knowledge of the following Persons: Virgil Williams, Jim Williams, Luther “Dan” Daniels, Doug Page, Dave Harley, Tina Robinson, Joe Mason or Dave Baxter.

ARTICLE II

SALE OF LLC INTERESTS

§ 2.1 Sale of LLC Interests;. On the terms, and subject to the conditions, set forth in this Agreement, Seller agrees to sell, assign, transfer and deliver the LLC Interests to Purchaser at the Closing, and Purchaser agrees to purchase the LLC Interests from Seller at the Closing. The certificates representing the LLC Interests shall be duly endorsed in blank, or accompanied by either membership interest powers duly executed in blank by Seller or such other instruments of transfer as are reasonably acceptable to Purchaser, in each case with all necessary transfer tax and other revenue stamps affixed and canceled. Seller agrees to cure any deficiencies with respect to the endorsement of the certificates representing the LLC Interests or with respect to the membership interest power accompanying any such certificates. Seller agrees to take such action as is reasonably necessary to reflect the sale, assignment, transfer and delivery of the LLC Interests on the books and records of the Companies and to provide to Purchaser such evidence of the same as Purchaser shall reasonably request.

§ 2.2 Determination and Payment of Closing Payment. (a) At least two (2) Business Days but not more than five (5) Business Days prior to the Closing Date, Seller shall deliver to Purchaser (i) a good faith estimate of the combined Working Capital of the Companies (the “Estimated Working Capital”), (ii) a good faith estimate of the aggregate amount of the liabilities that would be required to be set forth as current liabilities on a combined balance sheet of the Companies with respect to the Excluded Liabilities (the “Estimated Excluded Liabilities Amount”), (iii) a good faith estimate of the aggregate Indebtedness of the Companies (the “Estimated Indebtedness”) and (iv) a good faith estimate of the aggregate Cash of the Companies (the “Estimated Cash”), in each case as of the Closing Date, which shall quantify in reasonable detail the items constituting such Working Capital, Excluded Liabilities, Indebtedness and Cash, and in the case of (A) Excluded Liabilities (with respect to the determination of the portion of the aggregate amount of Excluded Liabilities that are current liabilities), Working Capital, Indebtedness and Cash, prepared in accordance with the GAAP Practices and (B) in the case of the Estimated Excluded Liabilities Amount, prepared (without prejudice to the determination of such amount by the Independent Actuary pursuant to Section 2.3(d)) in accordance with the GAAP Practices.

(b) In full consideration for the sale and transfer of the LLC Interests to Purchaser, Purchaser shall:

(i) pay, at the Closing, subject to adjustment as provided in Section 2.3, (A) to Seller, an amount equal to the Equity Purchase Price minus the Purchase Price Escrow Amount and the Indemnity Escrow Amount, by wire transfer of immediately available funds to an account of Seller designated in writing to Purchaser not later than two (2) Business Days prior to the Closing Date, and (B) to the Escrow Agent, subject to the terms and conditions of the Escrow Agreement, an amount equal to the Purchase Price Escrow Amount and the Indemnity Escrow Amount, by wire transfer of immediately available funds to the Escrow Account; and

(ii) pay the amounts (the “Deferred Purchase Price Payments”), if any, determined in the manner and subject to the terms and conditions set forth on Exhibit B.

§ 2.3 Purchase Price Adjustment. (a) Promptly after the Closing Date, but in any event not later than sixty (60) days following the Closing Date, Purchaser shall prepare and deliver to Seller (i) a statement setting forth a computation as of the close of business on the Closing Date of the aggregate amount of the liabilities that would be required to be set forth as current liabilities on a combined balance sheet of the Companies with respect to the Excluded Liabilities (the “Excluded Liabilities Statement”) and (ii) a combined balance sheet of the

Companies as of the close of business on the Closing Date (the “Closing Balance Sheet”), and statements derived from the Closing Balance Sheet setting forth a computation as of the close of business on the Closing Date of (A) the combined Working Capital of the Companies (the “Working Capital Statement”), (B) the aggregate Indebtedness of the Companies (the “Indebtedness Statement”) and (C) the aggregate Cash of the Companies (the “Cash Statement” and, together with the Working Capital Statement and the Indebtedness Statement, the “Closing Statements”). The Excluded Liabilities Statement (with respect to the determination of the portion of the aggregate amount of Excluded Liabilities that are current liabilities), the Closing Balance Sheet and the Closing Statements shall be prepared in accordance with the GAAP Practices and the Excluded Liabilities Statement (other than with respect to the determination of the portion of the aggregate amount of Excluded Liabilities that are current liabilities) shall be prepared in accordance with standard actuarial methods.

(b) Upon delivery of the Excluded Liabilities Statement to Seller, Purchaser shall provide Seller and its representatives with reasonable access during business hours to the books and records of the Companies in order to allow Seller and its representatives to verify the accuracy of the Excluded Liabilities Statement. Seller shall complete its review of the Excluded Liabilities Statement within thirty (30) days of the delivery of the Excluded Liabilities Statement. Promptly after completion of its review, Seller shall either inform Purchaser in writing that the Excluded Liabilities Statement is acceptable or object thereto in writing, setting forth a specific description of each of Seller’s objections. If Seller so objects and the Parties do not resolve such objections on a mutually agreeable basis within thirty (30) calendar days after Purchaser’s receipt of Seller’s objection, then the aggregate amount of the liabilities (both current and long-term) that would be required to be set forth on a combined balance sheet of the Companies with respect to the Excluded Liabilities shall be determined within an additional thirty (30) calendar days by an actuary mutually agreed upon by the Parties or, in the event that the Parties cannot reach agreement on the selection of an actuary by the thirty fifth (35th) calendar day after Purchaser’s receipt of Seller’s objection, by an actuary of national standing selected by Deloitte Touche Tohmatsu (Atlanta office), other than Deloitte Touche Tohmatsu (the “Independent Actuary”). In determining the aggregate amount of the liabilities (both current and long-term) that would be required to be set forth on a combined balance sheet of the Companies with respect to the Excluded Liabilities, the Independent Actuary shall apply standard actuarial methods. The amount that is determined by either (i) any mutual agreement of the Parties with respect to the aggregate amount of the liabilities (both current and long-term) that would be required to be set forth on a combined balance sheet of the Companies with respect to the Excluded Liabilities or (ii) the decision of the Independent Actuary is referred to as the “Total Excluded Liabilities Amount”.

(c) Upon delivery of the Closing Balance Sheet and the Closing Statements to Seller, Purchaser shall provide Seller and its representatives with reasonable access during business hours to the books and records of the Companies in order to allow Seller and its representatives to verify the accuracy of the Closing Balance Sheet and the Closing Statements. Seller shall complete its review of the Closing Balance Sheet and the Closing Statements within thirty (30) days of the delivery of the Closing Balance Sheet and the Closing Statements. Promptly after completion of its review, Seller shall either inform Purchaser in writing that the Closing Balance Sheet and the Closing Statements are acceptable or object thereto in writing, setting forth a specific description of each of Seller’s objections. If Seller so objects and the

Parties do not resolve such objections on a mutually agreeable basis within thirty (30) calendar days after Purchaser’s receipt of Seller’s objection, (i) the remaining disputed items with respect to the Closing Balance Sheet and the Closing Statements shall be resolved within an additional thirty (30) calendar days by Deloitte Touche Tohmatsu (Atlanta office) or another accounting firm mutually agreed upon by the Parties (the “Arbitrator”). In resolving any disputed item with respect to the Closing Balance Sheet or the Closing Statements, the Arbitrator (w) shall be bound by the provisions of this Section 2.3, (x) may not assign a value to any item greater than the greatest value claimed for such item or less than the smallest value claimed for such item by either Party, (y) shall apply the GAAP Practices and (z) shall limit its decision to such items as are in dispute. Upon the date (the “Working Capital Determination Date”) of the first to occur of (i) any mutual agreement of the Parties with respect to the Closing Balance Sheet and the Closing Statements, (ii) a decision of the Arbitrator or (iii) the failure of Seller to deliver to Purchaser, within the first 30-day period referred to above, an objection to the Closing Balance Sheet or the Closing Statements prepared by Purchaser, the Closing Balance Sheet and the Closing Statements as so adjusted by any mutual agreement of the Parties or decision of the Arbitrator, as applicable, shall become conclusive and binding on the Parties and shall constitute an arbitral award that is final and non-appealable and upon which a judgment may be entered by any court of competent jurisdiction. The combined Working Capital of the Companies as finally determined in accordance with this Section 2.3 shall be referred to as the “Closing Working Capital”; the aggregate Indebtedness of the Companies as finally determined in accordance with this Section 2.3 shall be referred to as “Closing Indebtedness”; and the aggregate Cash of the Companies as finally determined in accordance with this Section 2.3(c) shall be referred to as “Closing Cash”.

(d) If Seller delivered a written objection to Purchaser with respect to the Excluded Liabilities Statement, then upon determination of the Total Excluded Liabilities Amount pursuant to Section 2.3(b), unless the Parties have agreed on the portion of the Total Excluded Liabilities Amount that would be required to be reflected as current liabilities on a combined balance sheet of the Companies within fifteen (15) Business Days of the determination of the Total Excluded Liabilities, determination of the portion of the Total Excluded Liabilities that would be required to be reflected as current liabilities on a combined balance sheet of the Companies, shall be submitted by the Parties to the Arbitrator, who shall make such determination within an additional fifteen (15) calendar days. Upon the date of the first (the “Excluded Liabilities Determination Date”) to occur of (i) any mutual agreement of the Parties with respect to the portion of the Total Excluded Liabilities that would be required to be reflected as current liabilities on a combined balance sheet of the Companies or (ii) a decision of the Arbitrator, the portion of the Total Excluded Liabilities that would be required to be reflected as current liabilities on a combined balance sheet of the Companies as so determined by any mutual agreement of the Parties or determination of the Arbitrator, as applicable, shall become conclusive and binding on the Parties and shall constitute an arbitral award that is final and non-appealable and upon which a judgment may be entered by any court of competent jurisdiction. The portion of the Total Excluded Liabilities that would be required to be reflected as current liabilities on a combined balance sheet of the Companies, as finally determined in accordance with this Section 2.3(d) shall be referred to as “Closing Excluded Liabilities”;

(e) The following amounts shall be payable in accordance with the following terms within (i) two (2) Business Days of the later of the Working Capital Determination Date and the Excluded Liabilities Determination Date:

(i) if the sum of Closing Cash plus Closing Working Capital plus the lesser of (i) Closing Excluded Liabilities and (ii) $3,450,000 minus Closing Indebtedness exceeds the sum of Estimated Cash plus Estimated Working Capital plus the lesser of (i) the Estimated Excluded Liabilities Amount and (ii) $3,450,000 minus Estimated Indebtedness, Purchaser shall pay to Seller, by wire transfer of immediately available funds to an account designated in writing by Seller on or before the Final Determination Date, an amount equal to the amount of such excess and the Parties shall cause the Escrow Agent to immediately release the Purchase Price Escrow Amount to Seller; or

(ii) if the sum of Estimated Cash plus Estimated Working Capital plus the lesser of (i) the Estimated Excluded Liabilities Amount and (ii) $3,450,000 minus Estimated Indebtedness exceeds the sum of Closing Cash plus Closing Working Capital plus the lesser of (i) Closing Excluded Liabilities and (ii) $3,450,000 minus Closing Indebtedness, the Parties shall cause the Escrow Agent to immediately release to Purchaser from the Purchase Price Escrow Amount held in the Escrow Account an amount equal to the amount of such excess and to immediately release to Seller the balance, if any, of the Purchase Price Escrow Amount; provided, however, that if the Purchase Price Escrow Amount is less than the amount of such excess, Seller shall pay the amount by which such excess exceeds the Purchase Price Escrow Amount to Purchaser, by wire transfer of immediately available funds to an account designated in writing by Purchaser on or before the Final Determination Date.

(f) The fees, costs and expenses of the Arbitrator and the Independent Actuary shall be shared equally by the Parties.

§ 2.4 Closing. Unless this Agreement shall have been terminated and the transactions contemplated hereby shall have been abandoned pursuant to Article X, and subject to the satisfaction or waiver of all of the conditions set forth in Articles VI and VII, the closing of the transactions described in Section 2.1 (the “Closing”) shall take place at 10:00 A.M. at the offices of Arnall Golden Gregory LLP, 171 17th Street Suite 2100, Atlanta, Georgia 30363, as soon as practicable (but in any event within five (5) Business Days) after the later to occur of April 4, 2005 and the last of the conditions set forth in Articles VI and VII is satisfied or waived, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions, or at such other date, time or place as the Parties shall agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

§ 3. Representations and Warranties of Seller. Seller represents, warrants and agrees as follows:

§ 3.1 Ownership of LLC Interests; Existence, Good Standing and Capitalization of Seller. Seller is the lawful owner, beneficially and of record, of all of the LLC Interests, free and clear of all Liens, except for Liens described on Schedule 3.1(a). Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Georgia. The actions taken pursuant to Section 2.1 of this Agreement will transfer to Purchaser good and valid title to all of the outstanding limited liability company interests in each of the Companies, free and clear of all Liens.

§ 3.2 Authority and Enforceability. Seller has the limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to be executed and delivered by Seller. Seller has the limited liability company power and authority to consummate the transactions contemplated hereby and by the other Transaction Documents to be executed and delivered by Seller, including the sale, assignment, transfer and conveyance of the LLC Interests pursuant to this Agreement and the Existing LLC Agreements. The execution, delivery and performance of this Agreement, and all other Transaction Documents to be executed and delivered by Seller, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by Seller and no other action on the part of Seller is necessary to authorize the execution, delivery and performance by Seller of this Agreement and such other Transaction Documents and the consummation of the transactions contemplated hereby and thereby. This Agreement and all other Transaction Documents to be executed and delivered by Seller, when delivered in accordance with the terms hereof, assuming the due execution and delivery of this Agreement and each such other Transaction Document by the other parties hereto and thereto, shall have been duly executed and delivered by Seller and shall be valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, except to the extent that their enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

§ 3.3 Consents and Approvals; No Violations. (a) Except as set forth on Schedule 3.3(a), the execution and delivery of this Agreement by Seller does not and the execution and delivery by Seller of the other Transaction Documents to be executed and delivered by Seller shall not and the consummation by Seller of the transactions contemplated hereby and thereby shall not result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Lien on any of the properties or assets of Seller or any of the Companies under: (i) any provision of the certificate of formation or limited liability company agreement of Seller or the certificate of formation or Existing LLC Agreement of any of the Companies; (ii) subject to obtaining and making any of the approvals, consents, notices and filings referred to in paragraph (b) below, any Law or Order applicable to Seller or any of the Companies or by which any of their respective properties or assets may be bound; (iii) any of the terms, conditions or provisions of any Contract to which Seller or any of the Companies is a party, or by which they or any of their respective properties or assets are bound, except, in each case under subsection (a)(ii) and (a)(iii) above, where such violation, breach, conflict, default or Lien does not have a Material Adverse Effect.

(b) Except for such filings and approvals as may be required pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) and as set forth on Schedule 3.3(b), no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority or other third party is necessary or required under any of the terms, conditions or provisions of any Law or Order (i) applicable to Seller or any of the Companies or (ii) by which any of Seller’s or the Companies’ properties or assets may be bound, for the execution and delivery of this Agreement by Seller, the performance by Seller of its obligations hereunder or the consummation of the transactions contemplated hereby.

§ 3.4 Existence and Good Standing of the Companies. Each Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Georgia. Each Company has all requisite limited liability company power and authority to own its property and to carry on its business as now being conducted. Each Company is duly qualified to do business and is in good standing in each jurisdiction in which the character or location of the properties owned, leased or operated by such Company or the nature of the business conducted by such Company makes such qualification necessary, except for such jurisdictions where the failure to be so qualified or licensed and in good standing does not have a Material Adverse Effect with respect to the Companies.

§ 3.5 Capitalization of the Companies; Restructurings. (a) Prior to the date hereof, Seller has delivered to Purchaser true and complete copies of the limited liability company agreements (the “Existing LLC Agreements”) and certificates of formation of each Company, in each case together with any amendments thereto, as in effect as of the date hereof. None of the Companies is in violation or breach of any term of its Existing LLC Agreement or certificate of formation, and no amendments to its Existing LLC Agreement or certificate of formation are pending (except as specifically contemplated by this Agreement). Seller is the sole member of each Company and the capitalization of each Company (with respect to limited liability company interest ownership percentages, classes and capital accounts) is as set forth on Schedule 3.5(a) to this Agreement. There are no outstanding or authorized options, warrants, rights, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments contingent or otherwise, relating to the limited liability company interests of, or other equity or voting interest in, any Company, pursuant to which Seller or any Company may become obligated to issue, deliver or sell or cause to be issued, delivered or sold, limited liability company interests of or other equity or voting interest in, any Company or any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any limited liability company interests of or other equity or voting interest in, any Company. Neither the members of any Company nor any Company has any authorized or outstanding bonds, debentures, notes or other Indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with Seller or any Company on any matter. There are no Contracts to which Seller or any Company is a party or by which they are bound to (i) repurchase, redeem or otherwise acquire any limited liability company interests of, or other equity or voting interest in, any Company or any other Person or (ii) vote or dispose of any limited liability company interests of, or other equity or voting interest in, any Company. There are no irrevocable proxies and no voting agreements with respect to any membership interests of, or other equity or voting interest in, any Company.

(b) Seller has delivered to Purchaser true and complete copies of all material agreements and documents relating to each of the following transactions (such transactions being collectively referred to herein as the “Restructuring”): (i) the formation of Plant Services and Specialty Services, (ii) the conversion of Industrial Services from a Georgia corporation into a Georgia limited liability company, (iii) the conveyance by Williams Services Group, Inc., a Georgia corporation and a wholly owned subsidiary of Seller (the “Transferor”) to each of Plant Services and Specialty Services of the “Assets” (as such term is defined in the applicable Bill of Sale, each dated as of January 1, 2004, between Transferor and the applicable Company) and (iv) the sale and transfer by Transferor to Seller of all of the issued and outstanding limited liability company interests in each of Plant Services and Specialty Services. The consummation of the Restructuring did not result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Lien on any of the Assets under: (1) any provision of the organizational or operating documents of Seller, Transferor or any Company, (2) any Law or Order applicable to Seller, Transferor or any Company or by which any of their assets are bound or (3) any of the terms, conditions or provisions of any Contract to which Seller, Transferor or any Company is or was a party, or by which they or any of their respective properties or assets are bound, except, in each case under subsection (2) and (3) above, where such violation, breach, conflict, default or Lien does not have a Material Adverse Effect.

(c) The Restructuring was not entered into by any of Seller, Transferor or any Company with the intent to hinder, delay or defraud creditors of any of them. Immediately after giving effect to the Restructuring each of Seller, Transferor and each Company was Solvent.

§ 3.6 Subsidiaries and Investments. (a) Except as set forth on Schedule 3.6(a) attached hereto, none of the Companies owns, directly or indirectly, any capital stock of, or other equity, ownership, membership, proprietary or voting interest in, any Person.

(b) Except as set forth on Schedule 3.6(b), there are no restrictions of any kind which prevent or restrict the payment of dividends or other distributions by any of the Companies other than those imposed by the Laws of general applicability of their respective jurisdictions of organization.

§ 3.7 Financial Statements. (a) Prior to the date hereof, Seller has delivered to Purchaser (i) an unaudited combined balance sheet of the Companies as at March 31, 2004 and the related unaudited combined statement of income for the fiscal year then ended (the “Unaudited Financial Statements”) and (ii) unaudited combined summary information about the Companies for the three months ended June 30, 2004 and for the twelve months ended December 31, 2003.

(b) The Unaudited Financial Statements have been, and the Audited Financial Statements (when delivered to Purchaser pursuant to Section 5.4(b)) shall be, prepared in conformity with the books and records of the Companies and in accordance with the GAAP Practices, subject in the case of the Unaudited Financial Statements, to any adjustment to overhead (including any accrual for workers’ compensation obligations, general liability and commercial automobile claims) allocated by Seller to the Companies that may be required to comply with the requirements of Regulation S-K.

(c) The Unaudited Financial Statements do, and the Audited Financial Statements (when delivered to Purchaser pursuant to Section 5.4(b)) shall, fairly present in all material respects the financial condition of the Companies as at the dates thereof and the results of operations and changes in financial position of the Companies for the periods indicated therein, subject, in the case of the Unaudited Financial Statements, to any adjustment to overhead (including any accrual for workers’ compensation obligations, general liability and commercial automobile claims) allocated by Seller to the Companies that may be required to comply with the requirements of Regulation S-K.

§ 3.8 Liabilities. Except as set forth on Schedule 3.8 attached hereto, none of the Companies has any claims, obligations or liabilities, whether absolute, accrued, contingent or otherwise, except for (i) claims, obligations, liabilities or Indebtedness set forth in the Reference Balance Sheet or specifically disclosed in the footnotes thereto, (ii) claims, obligations, liabilities or Indebtedness (including, without limitation, accounts payable to trade creditors and accrued expenses) incurred subsequent to the date of the Reference Balance Sheet in the ordinary course of business consistent (in amount and kind) with past practice and that, individually and in the aggregate, are not material and adverse and (iii) liabilities not required to be accrued for or disclosed by GAAP. None of the Companies is a party to any “off balance sheet arrangements” as such term is defined in Item 303(a)(4)(ii) of Regulation S-K.

§ 3.9 Books and Records. (a) The respective minute books of the Companies, and of Seller with respect to the Companies, copies of each of which have been delivered to Purchaser and its representatives, contain materially accurate records of all meetings of, and limited liability company action taken by, the Companies (including action taken by written consent of the member(s) thereof and Seller (including action taken by written consent of the members thereof) with respect to the Companies, and have been prepared and maintained in accordance with applicable accounting requirements and Law. At the Closing, all of the Books and Records shall be under the exclusive ownership and direct control of the Companies or Purchaser.

(b) Each Company and Seller (with respect to the Companies or their predecessors) has at all times during the previous three (3) years maintained books and records which accurately reflect all its material transactions in reasonable detail, and has at all times followed Seller’s policy and procedures manual and applied the GAAP Practices.

§ 3.10 Title to Personal Properties.

(a) Except as set forth on Schedule 3.10(a), the Companies have good title to or, in the case of leased assets, a valid leasehold interest in, free and clear of all Liens, except for Permitted Liens, all of the tangible and intangible personal property and assets reflected in the Reference Balance Sheet or thereafter acquired, except for properties and assets disposed of in the ordinary course of business, consistent with past practice, since the date of the Reference Balance Sheet. Except in respect of the services to be provided pursuant to the Transition Services Agreement and except as set forth on Schedule 3.10(a), the Companies own or have the exclusive right to use all of the tangible personal properties and assets necessary for the conduct of their business as currently conducted. All of the tangible personal property used in the business of the Companies is, to the knowledge of Seller, in good operating condition and repair, ordinary wear and tear excepted and except for property under repair in the ordinary course of business consistent with past practice and, in the aggregate, is adequate and suitable for the purposes for which it is presently being used.

(b) Schedule 3.10(b) sets forth an accurate and complete list of each lease pursuant to which Seller has a leasehold interest in the tangible personal properties and assets set forth on Schedule 3.10(a).

§ 3.11 Owned Real Property. None of the Companies owns any real property.

§ 3.12 Leased Real Property. Except as set forth on Schedule 3.12, none of the Companies is a party to any lease or sublease of real property other than those which are either month-to-month or may be cancelled by Seller or the Company on less than 90 days notice without penalty.

§ 3.13 Material Contracts. (a) Schedule 3.13(a) sets forth an accurate and complete list of the following described types of Contracts to which any of the Companies is a party or by which any of them are bound (each a “Material Contract” and collectively, “Material Contracts”):

(i) all Contracts which contain restrictions with respect to payment of dividends or any other distribution in respect of the LLC Interests or other equity interests of the Companies;

(ii) all Contracts relating to capital expenditures or other purchases of material, supplies, equipment or other assets or properties (other than purchase orders for inventory or supplies in the ordinary course of business consistent with past practice) in excess of $150,000 individually, or $500,000 in the aggregate;

(iii) all Contracts involving a loan (other than accounts receivable from trade debtors in the ordinary course of business consistent with past practice) or advance to (other than travel and entertainment allowances to the employees of any of the Companies extended in the ordinary course of business consistent with past practice), or investment in, any Person in each case in excess of $5,000 or any Contract relating to the making of any such loan, advance or investment;

(iv) all Contracts involving Indebtedness of any of the Companies (other than loan documentation evidencing Seller’s credit facility with Bank of America, N.A.);

(v) all Contracts (including so called take-or-pay or keep-well agreements) under which any Person (other than any Company) has directly or indirectly guaranteed Indebtedness of any Company;

(vi) all Contracts granting or evidencing a Lien on any properties or assets of any of the Companies in each case securing an obligation greater than $25,000, other than (A) Permitted Liens or (B) those relating to Seller’s credit facility with Bank of America, N.A.;

(vii) any management service, consulting, financial advisory or any other similar type Contract and any Contracts with any investment or commercial bank except (A) in the case of consulting agreements and management service agreements only, those agreements that do not by their terms require payments in excess of $5,000 individually, or $150,000 in the aggregate and (B) in the case of Contracts with commercial banks, those Contracts relating to Seller’s credit facility with Bank of America, N.A.;

(viii) all Contracts limiting the ability of any of the Companies to engage in any line of business or to compete with any Person;

(ix) all Contracts which are not cancelable without penalty on thirty (30) days or less notice (other than this Agreement and any agreement or instrument entered into pursuant to this Agreement) with (A) Seller, any other Affiliate of any Company or any Affiliate of Seller (other than any Company) or (B) any current or former officer or director of any Company (other than Contracts set forth on Schedule 3.25);

(x) all Contracts (including letters of intent), other than any relating to the transactions contemplated hereby, involving the future disposition or acquisition of material assets or properties, or any merger, consolidation or similar business combination transaction, whether or not enforceable;

(xi) all Contracts involving any joint venture, license of Intellectual Property, partnership, strategic alliance, shareholders’ agreement, co-marketing, co-promotion, co-packaging, joint development or similar arrangement except, in the case of licenses of Intellectual Property and co-packaging agreements only, those agreements that do not by their terms involve an annual payment in excess of $50,000;

(xii) all Contracts involving any resolution or settlement of any actual or threatened material litigation, arbitration, claim or other dispute, except for workers compensation claim settlements, settlements in respect of which no action remains to be taken and no payment is due and resolutions and settlements involving in the aggregate less than $150,000;

(xiii) all Contracts, other than any relating to the transactions contemplated hereby, involving a confidentiality, standstill or similar arrangement;

(xiv) all Contracts involving leases or subleases of personal property to which any Company is a party (as lessee or lessor) and involving an annual base rental payment in excess of $150,000 unless month-to-month or cancelable on less than ninety (90) days notice by a Company without penalty;

(xv) notwithstanding anything contained in any other clause of this Section 3.13(a), all Contracts relating to projects for customers, as follows: (A) in respect of cost plus contracts, those with anticipated annual revenues in excess of $4,000,000; (B) in respect of lump sum contracts, those with anticipated revenues in excess of $1,000,000; and (C) in respect of fixed unit price contracts, those with anticipated revenues in excess of $1,000,000; or

(xvi) all other Contracts that involve $150,000 or more and which are not cancelable by the applicable Company without penalty on thirty (30) days or less notice; provided, however, that no Contract excluded from the definition of “Material Contract” by any other clause in this Section 3.13(a) shall be included in the definition of “Material Contract” by virtue of this clause (xvi).

(b) Each Material Contract set forth on Schedule 3.13(a) (or required to be set forth on Schedule 3.13(a)) is in full force and effect and there exists no (i) material default or material event of default by any of the Companies or, to the knowledge of Seller, any other party to any such Material Contract or (ii) event, occurrence, condition or act (including the consummation of the transactions contemplated hereby) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default or material event of default by any of the Companies or, to the knowledge of Seller, any other party thereto. None of the Companies has violated any of the material terms or conditions of any Material Contract set forth on Schedule 3.13(a) (or required to be set forth on Schedule 3.13(a)) and, to the knowledge of Seller all of the covenants to be performed by any other party thereto have been fully performed in all material respects. Except as described on Schedule 3.13(a), Seller has delivered to Purchaser true and complete copies, including all amendments, of each Material Contract set forth on Schedule 3.13(a).

§ 3.14 Litigation. Except as set forth on Schedule 3.14, there is no action, suit, proceeding at law or in equity, arbitration or administrative or other proceeding by (or to the knowledge of Seller any investigation by) any Governmental or Regulatory Authority or any other Person, pending or, to the knowledge of Seller, threatened, against or affecting any of the Companies, or any of their properties, assets or rights, other than any such action, suit, proceeding, arbitration or administrative or other proceeding which, individually or in the aggregate, does not have a Material Adverse Effect with respect to the Companies. None of the Companies is subject to any Order other than any such Order which, individually or in the aggregate, does not have a Material Adverse Effect with respect to the Companies.

§ 3.15 Taxes.

(a) Tax Returns. Seller and the Companies have timely filed or caused to be timely filed with the appropriate taxing authorities all material tax returns, statements, forms and reports (including, elections, declarations, disclosures, schedules, estimates and informational tax returns) for Taxes (“Returns”) that are required to be filed by, or with respect to, the income, operations or property of the Companies on or prior to the Closing Date. The Returns have accurately reflected and shall accurately reflect all material liability for Taxes of, or with respect to, the income, operations or property of the Companies for the periods covered thereby.

(b) Payment of Taxes. All material Taxes and material Tax liabilities with respect to the Companies for all taxable years or periods that end on or before the Closing Date and, with respect to any taxable year or period beginning on or before and ending after the Closing Date, the portion of such taxable year or period ending on and including the Closing

Date (“Pre-Closing Periods”) have been timely paid in full or accrued in accordance with the GAAP Practices on the Reference Balance Sheet, or, for periods or portions thereof after the date of the Reference Balance Sheet, on the books and records of the Companies which books and records have been made available to Purchaser.

(c) Other Tax Matters. (i) Except as set forth on Schedule 3.15(c)(i), since January 1, 2001, (A) none of Seller or the Companies has been the subject of an audit or other examination of Taxes by the tax authorities of any nation, state or locality and there is currently no such audit pending or, to the knowledge of Seller, contemplated and (B) none of Seller or the Companies has received any written notices of adjustment or requests for examination from any taxing authority.

(ii) Except as set forth on Schedule 3.15(c)(ii), none of Seller or the Companies has, as of the Closing Date, (A) entered into an agreement or waiver or requested to enter into an agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes of, or with respect to, any of the Companies or (B) is presently contesting the Tax liability of, or with respect to, any of the Companies before any court, tribunal or agency.

(iii) All material Taxes which any of the Companies are (or were) required by law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable.

(iv) Since January 1, 2001, no written claim has been made by any taxing authority in a jurisdiction where Seller, with respect to the income, operations or property of the Companies, or any of the Companies, does not file Returns that Seller with respect to the income, operations or property of the Companies or any of the Companies, as the case may be, is or may by subject to taxation by that jurisdiction.

(v) There will be as of the Closing no tax sharing, allocation, indemnification or similar agreements in effect as between any Company or any predecessor or Affiliate thereof and any other Person under which Purchaser or the Companies could be liable for any Taxes or other claims of such Person from and after the Closing Date.

(vi) Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

(vii) There are no Liens or security interests on any of the assets of any of the Companies that arose in connection with any failure (or alleged failure) to pay any Taxes.

(viii) Each of the Companies is treated as a disregarded entity for U.S. federal income tax purposes.

(d) Taxes Defined. For purposes of this Agreement, “Taxes” shall mean all taxes, assessments, charges, duties, fees, levies or other governmental charges, including, without limitation, all U.S. and non-U.S. federal, state, local and other income, franchise, profits, capital gains, capital stock, transfer, sales, use, value-added, occupation, property, excise, severance, windfall profits, stamp, license, payroll, social security, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest and shall include any liability for such amounts as a result either of being a member of a combined, consolidated, unitary or affiliated group or of a contractual obligation to indemnify any Person or other entity.

§ 3.16 Insurance. Set forth on Schedule 3.16 is an accurate and complete list of each insurance policy which covers any of the Companies or their businesses, properties, assets or employees (including self-insurance, but excluding Employee Benefit Plans). Such policies are in full force and effect, all premiums thereon have been paid, and the Companies are otherwise in compliance in all material respects with the terms and provisions of such policies. None of the Companies is in material default under any of the insurance policies set forth on Schedule 3.16 (or required to be set forth on Schedule 3.16) and to the knowledge of Seller there exists no event, occurrence, condition or act (including the purchase of the LLC Interests hereunder) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default thereunder. Except as set forth on Schedule 3.16, neither Seller nor any of the Companies has received any written notice of cancellation or non-renewal of any such policy or arrangement nor has the termination of any such policies or arrangements been, to the knowledge of Seller, threatened. Schedule 3.16 also sets forth a list of all pending insurable claims and the claims history for each Company during the past three (3) years (including with respect to insurance obtained but not currently maintained).

§ 3.17 Intellectual Property.

(a) Except as set forth on Schedule 3.17(a), the Companies own and/or have the right to use all foreign and domestic patents, trademarks, service marks, trade names, copyrights, internet domain names, uniform resource locators and corresponding internet site, trade secrets and proprietary information not otherwise listed above, including, without limitation, unpatented inventions, invention disclosures, moral and economic rights of authors and inventors (however denominated), confidential information, technical data, customer lists, corporate and business names, trade names, trade dress, brand names, know-how, show-how, mask works, formulae, methods (whether or not patentable), designs, processes, procedures, technology, source codes, object codes, computer software programs, databases, data collections and other proprietary information or material of any type, and all derivatives, improvements and refinements thereof, howsoever recorded, or unrecorded, registrations, applications and reservations for any of the foregoing and any goodwill associated with any of the foregoing (collectively, “Intellectual Property”) used by the Companies in the operation of their business (collectively, the “Company Intellectual Property”), free and clear of any Liens other than Permitted Liens, without obligation to pay any royalty or any other fees with respect thereto. Schedule 3.17(a) lists all registrations and applications for any Company Intellectual Property as well as material unregistered trademarks and software used by the Companies in their business. Upon the consummation of the transactions contemplated hereby and compliance with applicable laws as to the assignment of such Company Intellectual Property, other than in respect of services to be provided pursuant to the Transition Services Agreement and except as set forth on Schedule 3.17(a) attached hereto, the Companies will own exclusively or have the exclusive right to use the Company Intellectual Property. No claim challenging the right of any Company to own or use any of the Company Intellectual Property, no claim of a violation, infringement, misuse or misappropriation by any Company of Intellectual Property and no claim challenging or questioning the validity or effectiveness of any state or federal registration of the Company Intellectual Property is pending or, to the knowledge of Seller, threatened by any Person except in each case for claims that individually or in the aggregate do not have a Material Adverse Effect and Seller does not know of any valid basis for such claim. Neither Seller nor any of the Companies has made (i) any claim challenging the right of any Person to use any Intellectual Property, (ii) any claim of a violation, infringement, misuse or misappropriation of any Person of Intellectual Property or (iii) any claim challenging or questioning the validity or effectiveness of any state or federal registration of Intellectual Property; and Seller does not know of any valid basis for any such claim.

(b) Except as set forth on Schedule 3.17(b), the Company Intellectual Property constitutes all Intellectual Property rights necessary for the Companies to conduct their respective business(es) as and where conducted on the Closing Date and none of the Companies uses any Intellectual Property which is not Company Intellectual Property or Intellectual Property licensed pursuant to the Transition Services Agreement. None of the Companies’ business operations infringes or misappropriates any Person’s rights in or to Intellectual Property.

(c) Each item of Company Intellectual Property owned by a Company and registered, filed, issued or applied for, has been duly and validly registered in, filed in or issued by, the appropriate official governmental registrars and/or issuers (or officially recognized issuers) of patents, trademarks, copyrights or Internet domain names and except as set forth on Schedule 3.17(c), each such registration, filing and/or issuance (i) has not been abandoned, canceled or otherwise compromised, (ii) has been maintained effective by all requisite filings, renewals and payments, and (iii) remains in full force and effect as of the Closing Date. Except as set forth on Schedule 3.17(c), there are no actions that must be taken or payments that must be made by any of the Companies within one hundred and eighty (180) days following the Closing Date that, if not taken, will materially and adversely affect the Company Intellectual Property or the right of any Company to use same as and where used as of the Closing Date.

(d) To the extent any Company Intellectual Property is or has been used under license in the business of any of the Companies, no written notice of a material default of such license has been sent or received by any of the Companies which default remains uncured, and the execution, delivery or performance of the Company’s obligations hereunder and under the other instruments and agreements to be executed and delivered as contemplated hereby will not result in such a default. Each such license agreement is a legal, valid and binding obligation of the applicable Company and, to the knowledge of Seller, the relevant other parties thereto, enforceable in accordance with the terms thereof and the transactions contemplated by this Agreement will not breach the terms thereof, subject to bankruptcy, insolvency, reorganization and other laws affecting creditors rights generally and by general principles of equity (whether in a proceeding at Law or in equity).

(e) Each of the Companies has taken reasonable steps to protect and preserve the confidentiality of all of its trade secrets and other proprietary and confidential information.

§ 3.18 Compliance with Laws. Except as set forth on Schedule 3.18, each of the Companies has complied in all material respects and is in compliance in all material respects with all applicable Laws and Orders. Neither Seller nor any of the Companies has received any written notice that any violation of the foregoing is being or may be alleged and to the knowledge of Seller there is no such violation or allegation of violation.

§ 3.19 Accounts Receivable. All of the accounts receivable, costs in excess of billings and other debts due or recorded in the respective records and books of account of each Company as being due to such Company as at the Closing Date (less the amount of any provision or reserve therefor made in the respective records and books of account of such Company) represent amounts receivable for merchandise actually delivered or services actually provided (or, in the case of non-trade accounts or notes, represent amounts receivable in respect of other bona fide business transactions), have arisen in the ordinary course of business and none is or at the Closing Date will be, to the knowledge of Seller, subject to any set-off or counterclaim, except to the extent of any such provision or reserve.

§ 3.20 Inventories. The aggregate book value of the inventories of all Companies as of August 31, 2004 determined in accordance with the GAAP Practices, and as of the Closing will be, less than $500,000.

§ 3.21 Suppliers and Customers. Schedule 3.21 sets forth the top ten (10) customers and the top ten (10) suppliers of the Companies, listed in order of aggregate sales or purchases, as the case may be, for the twelve month period preceding September 30, 2004. The relationships of each Company with each such supplier and customer are, to the knowledge of Seller, good commercial working relationships in all material respects and, except as set forth on Schedule 3.21, no such supplier or customer has canceled or otherwise terminated in writing or, to the knowledge of Seller, orally terminated or threatened to cancel or otherwise terminate, its relationship with such Company. Neither Seller nor any of the Companies has received any written notice that any such supplier or customer may cancel or otherwise materially and adversely modify its relationship with any Company or limit its services, supplies or materials to any Company, or its usage or purchase of the services and products of any Company, either as a result of the transactions contemplated hereby or otherwise and to the knowledge of Seller no such supplier or customer intends to effect any such cancellation, modification, limitation or change in usage or purchase.

§ 3.22 Employment Relations. (a) Except as set forth on Schedule 3.22(a), each of the Companies has been and is in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and has not within the last three years and is not engaged in any unfair labor practice.

(b) No unfair labor practice complaint against any of the Companies is pending before the National Labor Relations Board.

(c) There is no labor strike, dispute, slowdown or stoppage actually pending or, to the knowledge of Seller, threatened against or involving any of the Companies.

(d) Except as set forth on Schedule 3.22(d), no grievance exists, no arbitration proceeding arising out of or under any collective bargaining agreement is pending and no claim in writing therefor has been asserted and, to the knowledge of Seller, no claim therefor exists.

(e) The Companies are subject to, bound by or currently negotiating, the collective bargaining or labor union agreements applicable to Persons employed by the Companies set forth on Schedule 3.22(e).

(f) Except as set forth on Schedule 3.22(f), none of the Companies have experienced any material labor difficulty or work stoppage during the last three years.

(g) Except as set forth on Schedule 3.22(g), there has not been, and to the knowledge of Seller without inquiry, there will not be, any Material Adverse Effect in relations with employees of any of the Companies as a result of any announcement of the transactions contemplated by this Agreement.

(h) Except as set forth on Schedule 3.22(h), none of the Companies has any Equal Employment Opportunity Commission charges or other claims of employment discrimination pending or, to the knowledge of Seller, threatened against it.

(i) Except as set forth on Schedule 3.22(i), during the last three years, the Companies have not received written notice of any wage and hour department investigation of any of the Companies and to the knowledge of Seller no wage and hour department investigation of any of the Companies exists.

(j) Except as set forth on Schedule 3.22(j), there are no occupational health and safety claims by any Governmental or Regulatory Authority asserted in writing against any of the Companies and, to the knowledge of Seller, no claim therefor exists .

(k) Since the enactment of the Worker Adjustment and Retraining Notification Act (“WARN”), neither Seller (with respect to any Company) nor any of the Companies has effectuated either (i) a “plant closing” (as defined in WARN) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any of the Companies or (ii) a “mass layoff” (as defined in WARN) affecting any site of employment or facility of any of the Companies. Neither Seller (with respect to any Company) nor any of the Companies has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar Law and none of the employees of any of the Companies has suffered an “employment loss” (as defined in WARN) during the six months prior to the date hereof.

(l) Seller (with respect to any Company) and each of the Companies is in compliance with the terms and provisions of the Immigration Reform and Control Act of 1996, as amended, and all related regulations promulgated thereunder, except for such non-compliance which, individually and in the aggregate, does not have a Material Adverse Effect with respect to the Companies.

(m) Set forth on Schedule 3.22(m) is an accurate and complete list showing the names of all Employees employed by the Companies as of October 14, 2004 whose aggregate annualized base salary exceeds $50,000.

§ 3.23 Employee Benefit Plans. (a) List of Plans. Set forth on Schedule 3.23(a) is an accurate and complete list of the “Employee Benefit Plans,” which term means all U.S. and non-U.S. (i) “employee benefit plans,” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder (“ERISA”); (ii) bonus, stock option, stock purchase, restricted stock, incentive, fringe benefit, “voluntary employees’ beneficiary associations” (“VEBAs”) under Section 501(c)(9) of the Code, profit-sharing, pension, or retirement, deferred compensation, medical, life insurance, disability, accident, salary continuation, severance, accrued leave, vacation, sick pay, sick leave, supplemental retirement and unemployment benefit plans, programs, arrangements, commitments and/or practices (whether or not insured); and (iii) employment, consulting, termination, and severance contracts or agreements for active, retired or former employees or directors, whether or not any such plans, programs, arrangements, commitments, contracts, agreements and/or practices (referred to in (i), (ii) or (iii) above) are in writing or are otherwise exempt from the provisions of ERISA that have been established, maintained or contributed to (or with respect to which an obligation to contribute has been undertaken) within the previous two (2) years or with respect to which any liability is borne by any of the Companies, but the term Employee Benefit Plans excludes any such plans, programs, arrangements, commitments, contracts, agreements and/or practices that are either “multiemployer plans” within the meaning of Section 3(37) of ERISA or that are plans or programs sponsored by a union and to which any of the Companies contribute, or have an obligation to contribute, or with respect to which any liability is borne by any of the Companies (collectively, “Multiemployer Plans”).

(b) Status of Plans. Each Employee Benefit Plan (including any related trust) substantially complies in form with the requirements of all applicable laws, including ERISA and the Code, and has at all times been maintained and operated in substantial compliance with its terms and the requirements of all applicable laws, including ERISA and the Code. None of the Companies has any commitment, intention or understanding to create any Employee Benefit Plan. To the knowledge of Seller, no event has occurred and no condition or circumstance has existed that would result in a material increase in the benefits under or the expense of maintaining any Employee Benefit Plan or Multiemployer Plan from the level of benefits or expense incurred for the most recent fiscal year ended thereof. No Company sponsors any Employee Benefit Plan. Except for certain of the Multiemployer Plans, none of Seller, the Companies nor any employer (whether or not incorporated) that would together with Seller or any Company be treated as a single employer within the meaning of Section 414 of the Code maintains or contributes to, or has ever maintained or contributed to (or has any potential liability with respect to) (i) any employee pension benefit plan that is or was the subject of 412 or 418B of the Code or Section 302 or Title IV of ERISA, (ii) any VEBA or (iii) any “multiple employer plan” (within the meaning of the Code or ERISA).

(c) No Post-Employment Welfare Benefits. None of the Companies has any obligation to provide post-employment or retiree health, life insurance and/or other welfare benefits to any retired or former employees or active employees following such employees’

retirement or termination of service, other than continuation coverage mandated by applicable Law.

(d) Liabilities. Except to the extent that a breach of the representations contained in this Section 3.23(d) would not result in a liability of any Company (i) there are no actions, suits, claims or disputes pending, or, to the knowledge of Seller, threatened, anticipated or expected to be asserted against or with respect to any Employee Benefit Plan or, to the knowledge of Seller, a Multiemployer Plan or the assets of any such plan (other than routine claims for benefits and appeals of denied routine claims); (ii) no civil or criminal action brought pursuant to the provisions of Title I, Subtitle B, Part 5 of ERISA is pending or, to the knowledge of Seller, threatened, anticipated, or expected to be asserted against any of the Companies with respect to any Employee Benefit Plan or, to the knowledge of Seller, a Multiemployer Plan; and (iii) to the knowledge of Seller, no Employee Benefit Plan or any fiduciary thereof is the subject of an audit, investigation or examination by any governmental or quasi-governmental agency.

(e) Contributions. Full payment has been timely made of all amounts which any of the Companies are required, under applicable Law or under any Employee Benefit Plan or Multiemployer Plan or any agreement relating to any Employee Benefit Plan or Multiemployer Plan to which any of the Companies is a party, to have paid as contributions or premiums thereto as of the last day of the most recent fiscal year of such Employee Benefit Plan or Multiemployer Plan ended prior to the date hereof and such contributions or premiums have been timely deposited into the appropriate trusts or accounts, if applicable. All such contributions and/or premiums have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any governmental entity, and to the knowledge of Seller no event has occurred and no condition or circumstance has existed that would give rise to any such challenge or disallowance. The Companies have made adequate provision for reserves to meet contributions and premiums and any other liabilities that have not been paid or satisfied because they are not yet due under the terms of any Employee Benefit Plan, applicable law or related agreements. Benefits under all Employee Benefit Plans are as represented to Purchaser pursuant to Section 3.23(j) and have not been increased subsequent to the date as of which documents have been provided to Purchaser, except for any such increases as would not, individually or in the aggregate, result in a material liability of Purchaser or any Affiliate thereof on or after the Closing.

(f) Tax Qualification. Each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code has, as currently in effect, been determined to be so qualified by the IRS. Each trust established in connection with any Employee Benefit Plan which is intended to be exempt from Federal income taxation under Section 501(a) of the Code has, as currently in effect, been determined to be so exempt by the IRS. Since the date of each most recent determination referred to in this paragraph (f), to the knowledge of Seller, no event has occurred and no condition or circumstance has existed that resulted or is likely to result in the revocation of any such determination or that would adversely affect the qualified status of any such Employee Benefit Plan.

(g) Transactions. Neither the Companies nor any of their respective directors, officers or employees has engaged in any transaction with respect to any Employee Benefit Plan or breached any applicable fiduciary responsibilities or obligations under Title I of ERISA that would subject any Company to a material tax, penalty or liability for prohibited transactions or breach of any obligations under ERISA or the Code.

(h) Triggering Events. Except as set forth on Schedule 3.23(h), the execution of this Agreement and the consummation of the transactions contemplated hereby, do not constitute a triggering event under any Employee Benefit Plan, policy, arrangement, statement, commitment or agreement, whether or not legally enforceable, which (either alone or upon the occurrence of any additional or subsequent event) will or may result in any payment (whether of severance pay or otherwise), “parachute payment” (as such term is defined in Section 280G of the Code), acceleration, vesting (except under Seller’s 401(k) plan) or increase in benefits to any employee or former employee or director of any of the Companies.

(i) Multiemployer Plans. As of the date of this Agreement, neither Seller nor any of the Companies is liable for any withdrawal liability under Part 1 of Subtitle E of Title IV of ERISA with respect to any Multiemployer Plan that is a pension plan under ERISA (“Multiemployer Pension Plan”). As of the date of this Agreement, neither Seller nor any of the Companies is liable for any withdrawal liability with respect to any Multiemployer Plan that is not a Multiemployer Pension Plan. To the knowledge of Seller, no Multiemployer Plan is in “reorganization” (within the meaning of Section 4241 of ERISA) or is “insolvent” (within the meaning of Section 4245 of ERISA). Substantially all of the union employees employed by the Companies, including any union employees hired on an ad hoc, temporary basis, are engaged in building and construction and are represented by various unions who are members of the Building & Construction Trades Department, AFL-CIO. Substantially all of the contributions made by the Companies to Multiemployer Pension Plans are made with respect to labor performed in connection with the building and construction industry. From January 1, 2003 through October 31, 2004, the Companies (or Williams Service Group, Inc., the predecessor to the Companies) utilized approximately 13,500 hours of labor by employees subject to collectively bargained agreements with certain divisions of the International Brotherhood of Teamsters.

(j) Documents. Seller has delivered or caused to be delivered to Purchaser and its counsel true and complete copies of all material documents in connection with each Employee Benefit Plan, including (where applicable): (i) all Employee Benefit Plans as in effect on the date hereof, together with all amendments thereto, including, in the case of any Employee Benefit Plan not set forth in writing, a written description thereof; (ii) all current summary plan descriptions, summaries of material modifications, and material communications; and (iii) the most recent IRS determination letter, if any, obtained with respect to each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code or exempt under Section 501(a) of the Code.

§ 3.24 Environmental Laws and Regulations. Except as set forth on Schedule 3.24, (a) each of the Companies is in compliance in all material respects with all applicable Environmental Laws, and has obtained, and is in compliance in all material respects with, all Permits required of it under applicable Environmental Laws; (b) there are no claims, proceedings, investigations or actions by any Governmental or Regulatory Authority or other Person or entity pending, or to the knowledge of Seller threatened, against any of the Companies under any Environmental Law; and (c) there are no facts, circumstances or conditions relating to the past or present business or operations of any of the Companies (including the disposal of any wastes, hazardous substances or other materials), or to any past or present Company Property, that could reasonably be expected to give rise to any claim, proceeding or action, or to any liability, under any Environmental Law.

§ 3.25 Interests in Clients, Suppliers, Etc.; Affiliate Transactions. Except as set forth on Schedule 3.25,

(a) neither Seller or any of its Affiliates (other than the Companies) nor any of their respective members, officers, directors or employees (i) has any direct or indirect financial interest in, or is a director, officer or employee of, (x) any Person that is a client, supplier, customer, lessor, lessee, competitor or potential competitor or other Person who transacts business with any Company or (y) any property, asset or right that is used by any Company in the conduct of its business (as presently conducted) or is owned by any Company; or (ii) has any contractual relationship with any Company other than such relationship as attaches to being a stockholder, member, officer, director or employee of a Company, including, without limitation, any contractual relationship arising under any employment, consulting or similar agreement or any other document executed in connection therewith or pursuant to the terms thereof;

(b) neither Seller or any of its Affiliates (other than the Companies) or any of their respective members, officers, directors or employees provides any products or services (including, without limitation, any sales or marketing, back-office, administrative, accounting book-keeping or record-keeping services), whether or not for compensation, to any the Companies.

(c) Except as set forth on Schedule 3.25(c), there are no outstanding notes payable to or accounts receivable from, or advances by any Company to, and no Company is otherwise a creditor of Seller, any of Seller’s Affiliates (other than the Companies) or any of their respective members, officers, director or employees.

§ 3.26 Bank Accounts and Powers of Attorney. Set forth on Schedule 3.26 is an accurate and complete list showing (a) the name of each bank in which any of the Companies has an account or safe deposit box, the number of any such account or any such box and the names of all Persons authorized to draw thereon or to have access thereto and (b) the names of all Persons, if any, holding powers of attorney from any of the Companies and a summary statement of the terms thereof.

§ 3.27 Permits. Seller has delivered or made available to Purchaser for inspection a true and complete copy of each material permit (including occupancy permit), certificate, license, consent or authorization of any Governmental or Regulatory Authority (each, a “Permit”) that any of the Companies has obtained or possesses as of the date hereof. Except as set forth on Schedule 3.27, each of the Companies has obtained and possesses all Permits and has made all registrations or filings with or notices to any Governmental or Regulatory Authority necessary for the lawful conduct of its business as presently conducted, or necessary for the lawful ownership of their properties and assets or the operation of their businesses as presently conducted, except where the failure to obtain and possess any such Permit or to make any such registration, filing or notice does not have a Material Adverse Effect with respect to the

Companies. Except as set forth on Schedule 3.27, all such Permits are in full force and effect. Each of the Companies is in compliance in all material respects with all such Permits. Except as set forth on Schedule 3.27, any applications for the renewal of any such Permit which are due prior to the Closing Date shall be timely made or filed by the applicable Company prior to the Closing Date. No proceeding to modify, suspend, revoke, withdraw, terminate or otherwise limit any such Permit is pending or to the knowledge of Seller threatened. No administrative or governmental proceeding has been taken or, to the knowledge of Seller, threatened, in connection with the expiration, continuance or renewal of any such Permit and Seller does not know of any valid basis for any such proceeding.

§ 3.28 No Changes Since Reference Balance Sheet Date. Except as set forth on Schedule 3.28, since the Reference Balance Sheet Date until the date hereof, there has not been a Material Adverse Effect with respect to the Companies and neither Seller with respect to the Companies nor any of the Companies has:

(i) authorized for issuance, issued, sold, delivered or agreed or committed to issue, sell or deliver (A) any limited liability company interests or other equity or voting interest or (B) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire either (1) any limited liability company interest or other equity or voting interest or (2) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any limited liability company interest or other equity or voting interest;

(ii) increased the compensation payable (including, but not limited to, wages, salaries, bonuses or any other remuneration) or to become payable to any (x) officer, employee or agent being paid an annual base salary of $50,000 or more, or any director of any Company, except for such increases that were required in accordance with the terms of any Employee Benefit Plan set forth on Schedule 3.23(a) or (y) other employee except for increases in the ordinary course of business consistent with past practice;

(iii) made any bonus, profit sharing, pension, retirement or insurance payment, distribution or arrangement to or with any officer, employee or agent being paid an annual base salary of $50,000 or more, or any director of any of the Companies, except for payments that were already accrued prior to the Reference Balance Sheet Date or were required by the terms of any Employee Benefit Plan set forth on Schedule 3.23(a);

(iv) permitted any of its properties or assets to be subject to any Lien (other than Permitted Liens);

(v) sold, transferred, leased, licensed or otherwise disposed of any assets or properties with a value in excess of $150,000 except for (A) sales of inventory in the ordinary course of business consistent with past practice and (B) leases or licenses entered into in the ordinary course of business consistent with past practice with annual lease or royalty payments that are not reasonably expected to exceed $150,000;

(vi) acquired any business or Person, by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions, or entered into any Contract, letter of intent or similar arrangement (whether or not enforceable) with respect to the foregoing;

(vii) made any capital expenditure or commitment therefor in excess of $150,000, individually, or $500,000, in the aggregate, or otherwise acquired any assets or properties (other than inventory in the ordinary course of business consistent with practice) for more than $100,000, individually, or $500,000, in the aggregate, or entered into any Contract, letter of intent or similar arrangement (whether or not enforceable) with respect to the foregoing;

(viii) entered into, materially amended or become subject to any joint venture, partnership, strategic alliance, members’ agreement, co-marketing, co-promotion, co-packaging, joint development or similar arrangement;

(ix) written-off as uncollectible any notes or accounts receivable, except write-offs in the ordinary course of business consistent with past practice charged to applicable reserves;

(x) canceled or waived any claims or rights involving payments in excess of $150,000;

(xi) made any change in any method of accounting or auditing practice;

(xii) made any tax election or settled and/or compromised any tax liability with respect to the income, operations or property of any of the Companies; prepared any Returns in a manner which is inconsistent with the past practices of the Companies, with respect to the treatment of items on such Returns; incurred any liability for Taxes other than in the ordinary course of business consistent with past practice of the Companies; or filed an amended Return or a claim for refund of Taxes with respect to the income, operations, or property of any of the Companies;

(xiii) paid, discharged, settled or satisfied any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $150,000 other than payments, discharges or satisfactions in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the Reference Balance Sheet;

(xiv) established, adopted, entered into, materially amended or terminated any Employee Benefit Plan or any collective bargaining, thrift, compensation or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees, except as required by Law; or

(xv) entered into any Contract or letter of intent with respect to (whether or not binding), or otherwise committed or agreed, whether or not in writing, to do any of the foregoing.

§ 3.29 Brokers’ or Finders’ Fees. Except with respect to the fees payable to FMI Capital (whose fees and expenses shall be paid by Seller), no agent, broker, person or firm acting on behalf of either Seller or any of the Companies is, or will be, entitled to any commission or brokers’ or finders’ fees from any of the Companies or Purchaser, or from any of their Affiliates, in connection with any of the transactions contemplated by this Agreement.

§ 3.30 Government Contracts. (a) Except as set forth on Schedule 3.30, none of the Companies:

(i) has any contracts with any Governmental Authority involving any information, technology or data which is classified under Executive Order 12356 of April 2, 1982;

(ii) has any products or services (including research and development) with respect to which it (a) is a supplier, direct or, to the knowledge of Seller, indirect, to any of the military services of the United States or the Department of Defense, or (b) to the knowledge of Seller, has technology which has or could have military applications;

(iii) exports (a) products or technical data under validated licenses or technical data under General License GTDR pursuant to the U.S. Export Administration Regulations (15 CFR Parts 768 through 799) or (b) defense articles and defense services under the International Traffic in Arms Regulations (22 CFR Subchapter M);

(iv) has a Facility Security Clearance under the Department of Defense Industrial Security Program; or

(v) to the knowledge of Seller, is party to any Contract pursuant to which such Company is providing products or services to any Governmental or Regulatory Authority.

(b) Except as set forth on Schedule 3.30(b),

(i) (x) none of Seller, any of the Companies or, to the knowledge of Seller, any of their respective directors or officers, employees, agents or consultants, is (or for the last three years has been) under administrative, civil or criminal investigation, indictment or audit, with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Bid or is (or for the last three years has been) in violation of any statutes or regulations relating to prohibited practices, including but not limited to cost accounting standards, prohibitions against conflict of interest and anti-trust laws or any governmental accounting regulations; and (y) neither Seller nor the Companies have made a voluntary disclosure to any Governmental or Regulatory Authority with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Bid that has led or would reasonably be expected to lead, either before or after the Closing Date, to any of the consequences set forth in clause (x) above or any other material damage, penalty assessment, recoupment of payment or disallowance of cost;

(ii) none of Seller, any of the Companies or any of their respective directors or officers and, to the knowledge of Seller, no Employee of Seller or any of the Companies is (or for the last three years has been) suspended or debarred from doing business with any Governmental or Regulatory Authority or has been declared nonresponsible or ineligible for U.S. government contracting. To the knowledge of Seller, there are no facts or circumstances that would warrant the institution of suspension or debarment proceedings or the finding of nonresponsibility or ineligibility on the part of any Company or any of their respective officers or directors in the future;

(c) Sellers (with respect to the Companies), each of the Companies, each of their respective officers and directors and, to the knowledge of Seller, each employee of Seller and Employee of any Company is in compliance in all material respects with all laws, rules, regulations and other requirements relating to facility security clearances or the safeguarding of classified information, and to the knowledge of Seller there are no facts or circumstances that would result in the revocation of such facility security clearances; and

(d) Each Company’s cost accounting and procurement systems with respect to Government Contracts are in compliance in all material respects with all applicable governmental regulations and rules.

§ 3.31 Warranty Claims. There are no pending or, to the knowledge of Seller, threatened Warranty Claims against any of the Companies in excess of $150,000 in the aggregate which are not fully covered by insurance. “Warranty Claims” means written claims by Third Parties for defects in products sold, work performed or services provided by any of the Companies which the customer claims do not meet the product warranty.

§ 3.32 Solvency. Immediately prior to, and immediately subsequent to the consummation of the sale of the LLC Interests pursuant to the provisions of this Agreement, Seller shall be Solvent.

§ 3.33 Disclosure. No representation or warranty made by Seller in this Agreement in connection with the transactions contemplated by this Agreement contains any untrue statement of a material fact, or omits any statement of a material fact necessary to make the statements contained herein, in light of the circumstances in which they were made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

§ 4. Representations and Warranties of Purchaser. Purchaser represents, warrants and agrees as follows:

§ 4.1 Existence and Good Standing of Purchaser; Power and Authority. Purchaser is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser has the corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to be executed and delivered by Purchaser as contemplated hereby. Purchaser has the corporate power and authority to consummate the transactions contemplated hereby and thereby, including the purchase of the LLC Interests pursuant to this Agreement. The execution, delivery and performance of this Agreement, and all other Transaction Documents to be executed and delivered by Purchaser as contemplated hereby, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by Purchaser and no other corporate action on the part of Purchaser is necessary to authorize the execution, delivery and performance of this Agreement and such other Transaction Documents by Purchaser and the consummation of the transactions contemplated hereby and thereby. This Agreement and all other Transaction Documents to be executed and delivered by Purchaser as contemplated hereby, when delivered in accordance with the terms hereof, assuming the due execution and delivery of this Agreement and each such Transaction Documents by the other parties hereto and thereto, shall have been duly executed and delivered by Purchaser and shall be valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their terms, except to the extent that their enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

§ 4.2 Consents and Approvals; No Violations. (a) Other than as set forth on Schedule 4.2(a), the execution and delivery of this Agreement by Purchaser do not, the execution and delivery by Purchaser of the other Transaction Documents to be executed and delivered by Purchaser as contemplated hereby shall not and the consummation by Purchaser of the transactions contemplated hereby and thereby will not result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Lien upon any of the properties or assets of Purchaser under: (i) any provision of the certificate of formation or limited liability company agreement of Purchaser; (ii) subject to obtaining and making any of the approvals, consents, notices and filings referred to in paragraph (b) below, any Law or Order applicable to Purchaser or by which any of its properties or assets may be bound; (iii) any Contract to which Purchaser is a party, or by which any of its properties or assets is bound.

(b) Except for such filings and approvals as may be required pursuant to the HSR Act and as set forth on Schedule 4.2(b) no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority or other third party is necessary or required under any of the terms, conditions or provisions of any Law or Order, any Contract to which Purchaser is a party or by which any of its properties or assets is bound, for the execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations hereunder or the consummation of the transactions contemplated hereby.

§ 4.3 Purchase for Investment. Purchaser (a) is an “accredited investor” as that term is defined under Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended, and (b) shall acquire the LLC Interests for its own account for investment and not with a view toward any resale or distribution thereof; provided, however, that the disposition of Purchaser’s property shall at all times remain within the sole control of Purchaser.

§ 4.4 Brokers’ or Finders’ Fees. No agent, broker, person or firm acting on behalf of Purchaser is, or will be, entitled to any commission or brokers’ or finders’ fees from Seller or from any Affiliate of Seller, in connection with any of the transactions contemplated by this Agreement.

§ 4.5 Reliance. In connection with Purchaser’s decision to enter into this Agreement and except as expressly contained in this Agreement, (a) Purchaser has not relied upon any verbal or written representation as to fact or otherwise (including, without limitation, any information, financial or otherwise, contained in any offering memorandum or similar document prepared by Seller, the Companies or their respective representatives or made available to Purchaser in connection with its due diligence review of the Companies) made by Seller, the Companies or any of their respective Affiliates, directors, officers, employees, agents or representatives (including FMI), and (b) Purchaser’s decision to enter into this Agreement is based entirely upon Seller’s representations and warranties contained in this Agreement, together with the Schedules.

§ 4.6 Contact with Seller’s Customers. Purchaser has not, prior to the date hereof, contacted any of Seller’s customers in regard to the transactions contemplated by this Agreement without Virgil Williams’ prior written consent.

ARTICLE V

COVENANTS

§ 5.1 Conduct of Business of the Company. (a) During the period from the date of this Agreement to the Closing Date, Seller shall cause each of the Companies to conduct its respective operations (including its working capital and cash management practices) only according to its ordinary and usual course of business and to use its commercially reasonable efforts to preserve substantially intact its respective business organizations, keep available the services of its officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, clients and others having significant business relationships with them. Notwithstanding the immediately preceding sentence, prior to the Closing Date, except as set forth on Schedule 5.1 attached hereto or as may be first approved in writing by any of the Purchaser Designees, which approval shall not be unreasonably withheld or delayed, Seller shall refrain (in respect of any of the Companies) and cause each of the Companies to refrain from the following:

(i) amending or restating its certificate of formation or Existing LLC Agreement;

(ii) authorizing for issuance, issuing, selling or delivering (A) any limited liability company interests or other equity or voting interest in any of the Companies or (B) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire either (1) any limited liability company interests or other equity or voting interest in any of the Companies or (2) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any limited liability company interests or other equity or voting interest in any of the Companies;

(iii) declaring, paying or setting aside any dividend or making any distribution with respect to, or splitting, combining, redeeming, reclassifying, purchasing or otherwise acquiring directly, or indirectly, any limited liability company interests or other equity or voting interest in any of the Companies or making any other change in the capital structure of any of the Companies; provided, however, that Seller may cause the Companies to dividend or otherwise distribute to Seller all Cash of Companies prior to the Closing;

(iv) except for year end bonuses and spot bonuses based on performance in each case in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $250,000, making any bonus, profit sharing, pension, retirement or insurance payment, distribution or arrangement to or with any officer, employee or agent being paid an annual base salary of $50,000 or more or any director of any of the Companies except for payments that were already accrued prior to the date hereof or are required by the terms of any Employee Benefit Plan set forth on Schedule 3.23(a);

(v) except as contemplated by Section 5.14(c) establishing, adopting, entering into, materially amending or terminating any Employee Benefit Plan or any collective bargaining, thrift, compensation or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees except as may be required by law;

(vi) incurring, assuming or modifying any Indebtedness, except Indebtedness incurred pursuant to existing credit agreements disclosed on Schedule 3.1(a) in the ordinary course of business consistent with past practice and which incurrence, individually and in the aggregate, does not have a Material Adverse Effect with respect to the Companies or prepaying any Indebtedness, except for prepayments required by the terms of any Contract disclosed on Schedule 3.13(a);

(vii) subjecting any of the Companies’ properties or assets or any equity or voting interests to any Lien (other than Permitted Liens);

(viii) acquiring any business or Person, by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions;

(ix) entering into, materially amending, becoming subject to or terminating any joint venture, partnership, strategic alliance, stockholders’ agreement, co-marketing, co-promotion, co-packaging, joint development or similar arrangement;

(x) writing-off as uncollectible any notes or accounts receivable, except write-offs in the ordinary course of business consistent with past practice charged to applicable reserves which individually and in the aggregate are not material to the Companies, taken as a whole;

(xi) canceling or waiving any claims or rights involving payments in excess of $150,000;

(xii) making any change in any method of accounting or auditing practice other than those required by GAAP;

(xiii) making any tax election or settling and/or compromising any tax liability with respect to the income, operations or property of any of the Companies; preparing any Returns in a manner which is inconsistent with the past practices of the Companies with respect to the treatment of items on such Returns; incurring any liability for Taxes other than in the ordinary course of business of the Companies; or filing an amended Return or a claim for refund of Taxes with respect to the income, operations or property of any of the Companies;

(xiv) paying, discharging, settling or satisfying any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than payments, discharges or satisfactions in the ordinary course of business and consistent with past practice;

(xv) except for normal layoffs upon completion of a job or at the end of an outage, planning, announcing, implementing or effecting any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of any of the Companies (other than routine employee terminations for cause);

(xvi) making any loans, advances or capital contributions to, or investments in, any other Person except to an officer, employee or agent of any of the Companies in connection with reasonable business expenses, including travel costs, to be actually incurred by such officer, employee or agent in connection with the performance of his or her duties to the applicable Company as an officer, employee or agent of such Company;

(xvii) entering into any Contract or letter of intent (whether or not binding) with respect to, or committing or agreeing to do, whether or not in writing, any of the foregoing;

(xviii) except for actions taken in compliance with clauses (i) through (xvii) above or (xix) through (xxii) below, taking any action that, if taken subsequent to the execution of this Agreement and on or prior to the Closing Date, would constitute a breach in any material respect of the representations set forth in Article III;

(xix) except for actions taken in compliance with clauses (i) through (xviii) above or (xx) through (xxii) below, entering into any Contract involving $150,000 or more which is not cancelable by the applicable Company without penalty on ninety (90) days or less notice;

(xx) entering into any Contract or taking any action which requires a Bond;

(xxi) notwithstanding anything contained in any other clause in this Section 5.1(a) or Exhibit B, entering into any Contract relating to projects for customers, as follows: (A) in respect of cost plus contracts, those with anticipated annual revenues in excess of $8,000,000; (B) in respect of lump sum contracts, those with anticipated revenues in excess of $4,000,000; and (C) in respect of fixed unit price contracts, those with anticipated revenues in excess of $1,000,000; or

(xxii) taking any action that would require “Level 1” approval pursuant to Exhibit C attached hereto.

(b) Seller shall keep, or cause the Companies to keep, all insurance policies currently maintained with respect to the Companies and their respective assets and properties, or suitable replacements or renewals, in full force and effect through the close of business on the Closing Date. Purchaser acknowledges that immediately after the close of business on the Closing Date, none of the insurance policies set forth on Schedule 3.16 will cover any of the Companies or their businesses, properties, assets or employees.

§ 5.2 Exclusive Dealing. During the period from the date of this Agreement to the earlier of (i) the Closing Date and (ii) the date this Agreement is terminated in accordance with its terms (the “Exclusive Period”), Seller shall not, and shall cause the Companies and the respective Affiliates, officers, directors, employees, agents, representatives, consultants, financial advisors, attorneys, accountants and other agents of the Companies and Seller to refrain from taking any action to, directly or indirectly, encourage, initiate, solicit or engage in discussions or negotiations with, or provide any information to, any Person other than Purchaser (and its Affiliates and representatives), concerning any purchase of any limited liability company interests or other equity interests in any of the Companies or any merger, asset sale, recapitalization or similar transaction involving any of the Companies. During the Exclusive Period, Seller shall not vote its limited liability company interests or other equity interests in any of the Companies in favor of any purchase of any limited liability company interests or other equity interests in any of the Companies, or any merger, asset sale, recapitalization or similar transaction involving any of the Companies. During the Exclusive Period, Seller and/or the Companies shall notify Purchaser as soon as practicable if any Person makes any proposal, offer, inquiry to, or contact with, Seller or any of the Companies, as the case may be, with respect to the foregoing and shall describe in reasonable detail the substance and material terms of any such contact and the material terms of any such proposal.

§ 5.3 Review of the Company. (a) Purchaser and its financing sources may, prior to the Closing, directly or through their respective representatives, including, their accountants, actuaries and attorneys, review the properties, books and records of the Companies and their financial and legal condition to the extent it reasonably believes necessary or advisable to familiarize itself with such properties and other matters and, to the extent related to the Excluded Liabilities, the books and records of Seller. Such review shall not, however, affect the representations and warranties made by Seller in this Agreement or the remedies of Purchaser for breaches of those representations and warranties. Seller shall cause each of the Companies to permit Purchaser and its representatives to have, after the date of execution of this Agreement, reasonable access during normal business hours to the premises and to all the books and records of the Companies provided that such access shall not unreasonably interfere with any of the business or operations of Seller or the Companies, and Seller shall cause the officers, employees, counsel, accountants, consultants and other representatives of the Companies and/or Seller to furnish Purchaser with such financial and operating data and other information with respect to the business and properties of the Companies as Purchaser shall from time to time reasonably request. Purchaser agrees not to contact any of the Companies’ customers prior to the Closing in regard to the transactions contemplated by this Agreement without Virgil Williams’ prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) (i) Any information obtained by Purchaser pursuant to paragraph (a) above shall be subject to that certain Confidentiality Agreement, dated June 3, 2004 between Global

Power Equipment Group and Seller, the terms of which are incorporated herein by reference (the “Confidentiality Agreement”). Effective upon, and only upon, the Closing, Purchaser’s obligations under the Confidentiality Agreement shall terminate with respect to information relating to the Companies.

(ii) Seller acknowledges that it is in possession of Material (as defined in the Confidentiality Agreement) concerning the Companies and their respective businesses and operations. Seller agrees that it, in each case, shall, and that it shall cause its representatives (as defined in the Confidentiality Agreement) to keep all such Material strictly confidential; provided, that Seller may (A) use the Material for the purpose of performing its obligations hereunder (including its obligations in retaining the Excluded Liabilities) and under the Transition Services Agreement, complying with Laws and regulations, preparing its financial statements, communicating with or making any filing with any Governmental or Regulatory Authority (including any Tax authority) or in evaluating, initiating or responding to any claim, action, suit or proceeding at law or in equity, arbitration, or administrative or other proceeding or investigation by any Governmental or Regulatory Authority or any other Person and (B) prior to the Closing, use the Material for the purpose of operating its business and the business of the Companies. Seller acknowledges and agrees that the Material is proprietary and confidential in nature and may be disclosed to its representatives (as defined in the Confidentiality Agreement) only to the extent necessary to take the actions described in clauses (A) and (B) above; provided, that Seller shall be responsible for any breach of these confidentiality provisions by its representatives (as defined in the Confidentiality Agreement) other than the Companies for breaches following the Closing. If Seller or any of its representatives (as defined in the Confidentiality Agreement) are legally required to disclose (after Seller has used its commercially reasonable efforts to avoid such disclosure and after promptly advising and consulting with Purchaser about its intention to make, and the proposed contents of such, disclosure) any of the Material (whether by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process), Seller shall, or shall cause such representative, to provide Purchaser with prompt written notice of such request so that Purchaser may seek an appropriate protective order or other appropriate remedy. If such protective order or remedy is not obtained, Seller or such representative, may disclose only that portion of the Material which such Person is legally required to disclose, and Seller shall exercise its commercially reasonable efforts to obtain assurance that confidential treatment will be accorded to such Material so disclosed.

§ 5.4 Financial Information.

(a) For each calendar month beginning with the month of December 2004 through Closing, Seller shall provide Purchaser with an unaudited combined balance sheet and related unaudited combined statement of operations of the Companies for the month then ended when and as such statements are made available to Seller’s senior management (the “Monthly Financial Statements”). The Monthly Financial Statements, except as indicated therein, shall be prepared in accordance with the GAAP Practices except that they need not contain footnotes and will be subject to year-end audit adjustments.

(b) (i) Seller shall use its commercially reasonable efforts to cause Smith & Howard and BDO Seidman, LLP to prepare and deliver to Purchaser as soon as practicable after the date hereof, but in any event not later than February 1, 2005, an audited combined balance sheet of the Companies as at March 31, 2004 and the related audited combined statements of income, cash flow and equity for the fiscal year then ended (the financial statements described in this clause (i) being referred to herein as the “Audited Financial Statements” and, together with the Unaudited Financial Statements, the “Financial Statements”).

(ii) Seller shall use its commercially reasonable efforts to cause Smith & Howard and BDO Seidman, LLP to prepare and deliver to Purchaser as soon as practicable after the date hereof, but in any event not later than March 31, 2005, an audited combined balance sheet of the Companies as at March 31, 2003 and the related audited combined statements of income, cash flow and equity for the fiscal year then ended.

(iii) Seller shall use its commercially reasonable efforts to cause Smith & Howard and BDO Seidman, LLP to prepare and deliver to Purchaser as soon as practicable but in any event not later than fifty (50) days after the Closing Date (which date is currently anticipated to be May 24, 2005), an audited combined balance sheet of the Companies as at March 31, 2005 and the related combined statements of income, cash flow and equity for the fiscal year then ended.

§ 5.5 Books and Records; Access to Employees.

(a) Purchaser agrees that, during the Record Retention Period (as defined below), it shall preserve and keep all books and records relating to the Companies acquired in connection with the transactions contemplated herein. After the Record Retention Period, Purchaser shall, in respect of any books and records which Purchaser would otherwise dispose at any such time in accordance with the Record Retention Policy (as defined below, with reference to Seller or its Affiliates to be read as references to Purchaser for purposes of this Section 5.5(a)), deliver sole possession and control to Seller, at Seller’s cost and expense, of all such books and records, and Seller may retain and dispose of them in its discretion. During the Record Retention Period, duly authorized representatives of Seller shall, upon reasonable notice and at Seller’s cost and expense, have reasonable access thereto during normal business hours to examine, inspect and copy such books and records.

(b) Seller agrees to take any and all actions necessary to ensure that at the Closing all of the Books and Records are under the exclusive ownership and direct control of Purchaser or the Companies. Upon Purchaser’s reasonable request, Seller shall provide Purchaser and its employees, representatives and agents access to, and the right to photocopy (all at Purchaser’s expense), during normal business hours on reasonable advance notice, any Stored Books and Records. Seller agrees that it shall preserve and keep any Stored Books and Records for the period (the “Record Retention Period”) determined in accordance with Seller’s record retention policy as set forth on Exhibit D (the “Record Retention Policy”). After the Record Retention Period, Seller shall, in respect of any Stored Books and Records which Seller would otherwise dispose at any such time in accordance with the Record Retention Policy, deliver sole possession and control to Purchaser, at Purchaser’s cost and expense, of all such Stored Books and Records, and Purchaser may retain and dispose of them in its discretion. During the Record Retention Period, duly authorized representatives of Purchaser shall, upon reasonable notice and at Purchaser’s cost and expense, have reasonable access thereto during normal business hours to examine, inspect and copy such books and records.

§ 5.6 Commercially Reasonable Efforts. Subject to the terms and conditions contained herein, Seller and Purchaser shall, and Seller shall cause each of the Companies to, cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to make, or cause to be made, all filings necessary, proper or advisable under applicable Laws and to consummate and make effective the transactions contemplated by this Agreement, including their respective commercially reasonable efforts to obtain, prior to the Closing Date, all Permits, consents, approvals, authorizations, qualifications and Orders and parties to Material Contracts with any of the Companies (including landlords) as are necessary for consummation of the transactions contemplated by this Agreement and to fulfill the conditions to consummation of the transactions contemplated hereby set forth in Articles VI and VII of this Agreement; provided, that no Material Contract shall be amended to increase the amount payable thereunder or otherwise to be materially more burdensome to any Company in order to obtain any such consent, approval or authorization, without first obtaining the written approval of Purchaser.

§ 5.7 Financing-Related Cooperation. Seller shall use its commercially reasonable efforts to cause BDO Seidman, LLP to provide any consents of BDO Seidman, LLP necessary for the inclusion or incorporation by reference of BDO Seidman, LLP’s reports on the Audited Financial Statements (and the other audited financial statements contemplated in Section 5.4(b)) and the Audited Financial Statements (and the other audited financial statements contemplated in Section 5.4(b)) into any documents that are furnished to or filed with the SEC by Purchaser; provided, however, that Seller shall not be obligated to pay any consideration or make any other financial accomodation to obtain the consents contemplated by this Section 5.7.

§ 5.8 Public Announcements. Neither Seller nor Purchaser shall, nor shall any of their respective Affiliates, without the approval of the other Party, issue any press releases or otherwise make any public statements with respect to the transactions contemplated by this Agreement, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange.

§ 5.9 Notification of Certain Matters. Seller shall give prompt notice to Purchaser of any written notice of, or other written communication relating to, a default or event that, with notice or lapse of time or both, would become a material default under any Contract disclosed (or required to be disclosed) on Schedule 3.13(a). Each party shall give prompt notice to the other party of any of the following which occurs and of which it becomes aware, following the date hereof: (i) the occurrence or existence of any fact, circumstance or event which would reasonably be expected to result in (A) any representation or warranty made by such party in this Agreement or in any Schedule, Exhibit or certificate or delivered herewith, to be untrue or inaccurate in any material respect or (B) the failure of any condition precedent to either party’s obligations; and (iii) any written notice or other written communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

§ 5.10 Intercompany Accounts. Seller shall cause all intercompany accounts (except for trade accounts receivable and payable in the ordinary course of business consistent with past practice) between Seller or any Affiliate of Seller (other than any Company), on the one hand, and any Company, on the other hand, to be settled at or prior to the Closing.

§ 5.11 Non-Competition; Non-Interference; Non-Disparagement. (a) In consideration of the purchase of the LLC Interests by Purchaser, Seller agrees that, from and after the Closing until the third anniversary of the Closing Date, Seller shall not, subject to clause (iv) below, and shall cause its Affiliates, so long as they are Affiliates, not to:

(i) within any traditional trade or marketing area in which any of the Companies or their Affiliates is doing business or is qualified to do business, directly or indirectly own, manage, operate, control, be employed by or participate in the ownership, management, operation or control of, or be connected in any manner with, any business of the type and character engaged in and competitive with that conducted by any of the Companies on the Closing Date. For these purposes, ownership of securities of 1% or less of any class of securities of a Person shall not be considered to be competition with the Companies;

(ii) persuade or attempt to persuade any potential customer or client to which any of the Companies has made a presentation, or with which any of the Companies has had discussions, not to hire any Company, or to hire another Person; or

(iii) solicit for Seller or any Person other than any of the Companies the business of any Person which is a customer or client of any of the Companies, or was its customer or client within two years prior to the date of this Agreement or in any way interfere with the relationship between any of the Companies and any such Person or business relationship (including making any negative or disparaging statements or communications about any of the Companies).

(iv) Notwithstanding the foregoing, Purchaser acknowledges that Seller owns and will continue to operate a heavy mechanical/maintenance and electrical contractor known as American Union Boiler Company LLC and Nitro Electric Company LLC (collectively, “AUB”) from its office in Scott Depot, West Virginia. AUB provides heavy mechanical, maintenance, modification and electrical services and heat tracing and electrical instrumentation services directly or indirectly (“Excluded Services”). Purchaser agrees that so long as Seller controls AUB, Excluded Services rendered by AUB to customers other than Southern Nuclear Operating Company, FPL Energy, Jacksonville Electrical Authority, Kaiser-Hill and Consolidated Edison shall not be deemed to constitute a violation of this Section 5.11; ; provided, however, that this clause (iv) shall not apply to any work performed by AUB directly for TVA if GUBMK was a bidder for such work. For the avoidance of doubt, (a) nothing contained herein shall prevent AUB from performing work as a subcontractor to any non-Affiliated, third-party general contractor, even if GUBMK was a bidder for such work and (b) the covenants contained in Section 5.11 will not apply in respect of AUB when AUB ceases to be an Affiliate of Seller.

(b) From and after the Closing, Seller shall not, and shall cause each of its Affiliates and each of Seller’s and its Affiliate’s respective members, officers, directors, employees and agents not to, directly or indirectly, make any oral or written statement disparaging any of the Companies, any member, officer, director or employee of any of the Companies, or the performance, products, services or capabilities of any of the Companies in any manner intended, or which could reasonably be expected to, result in any liability, loss (including loss of opportunities) or damage (including damage to reputation) to any of the Companies.

(c) It is the desire and intent of the Parties to this Agreement that the provisions of this Section 5.11 shall be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. If any particular provisions or portion of this Section 5.11 shall be adjudicated to be invalid or unenforceable, this Section shall be deemed amended to delete therefrom such provision or portion adjudicated to be invalid or unenforceable, such amendment to apply only with respect to the operation of such Section in the particular jurisdiction in which such adjudication is made.

(d) The Parties recognize that the performance of the obligations under this Section 5.11 by Seller is special, unique and extraordinary in character, and that in the event of the breach by Seller of the terms and conditions of this Section 5.11 to be performed by Seller, Purchaser and the Companies shall be entitled, if they so elect, to seek damages for any breach of this Section 5.11, or to enforce the specific performance thereof by Seller or to enjoin Seller and/or its Affiliates from performing services for any Person.

§ 5.12 Non-Solicitation of Employees.

(a) From and after the Closing, Seller shall not, and shall cause its Affiliates not to, for a period of one year after the Closing Date, knowingly solicit for employment any employee of any of the Companies; provided, that this paragraph shall not preclude Seller or its Affiliates from soliciting for employment or hiring any such employee (i) who responds to a general solicitation through a public medium or general or mass mailing by or on behalf of Seller or any of its Affiliates that is not targeted at employees of any of the Companies, (ii) who contacts Seller or its Affiliates directly on such individual’s own initiative or (iii) whose employment has been terminated by the Companies, Purchaser or their Affiliates .

(b) Notwithstanding Section 5.12(a) or any other provision of this Agreement to the contrary, Seller shall not, and shall cause its Affiliates not to, for a period of two (2) years after the Closing Date, employ any of the following individuals: Tina Robinson, Darrell Holliday, Scott Walters, Luther “Dan” Daniels, Doug Page, Dave Harley and Brian Hart; provided, however, that this Section 5.12(b) shall not restrict Seller from employing any of the Persons specified above if such Person is not an employee of Purchaser or the Companies immediately following the Closing; provided, further, however, that this paragraph shall not preclude Seller from hiring any such employee whose employment has been terminated for any reason by the Companies, Purchaser or their Affiliates.

(c) From and after the Closing, Purchaser shall not, and shall cause its Affiliates (including the Companies) not to, for a period of one year after the Closing Date, knowingly solicit for employment any employee of Seller or its Affiliates; provided, that this paragraph shall not preclude Purchaser or its Affiliates from soliciting for employment or hiring any such employee (i) who responds to a general solicitation through a public medium or general or mass mailing by or on behalf of Purchaser or any of its Affiliates that is not targeted at employees of Seller or its Affiliates, (ii) who contacts Purchaser or its Affiliates directly on such individual’s own initiative or (iii) whose employment has been terminated by Seller or its Affiliates.

§ 5.13 Performance Bonds and Letters of Credit. (a) Purchaser may obtain (i) prior to the Closing, from reputable bonding, surety, financial institutions or insurance companies, substitute financial assurances, in such amounts as are necessary, to replace the Bonds (A) set forth on Schedule 5.13(a) in connection with work or activities to be performed by the Companies or (B) resulting from actions by Seller in compliance with clause (xx) of Section 5.1(a) and (ii) consents to the substitution of such financial assurances as of the Closing Date, and for the Bonds (A) set forth on Schedule 5.13(a) or (B) resulting from actions taken by Seller in compliance with clause (xx) of Section 5.1(a), if such consents are required under the terms of any Material Contract.

(b) To the extent Purchaser does not replace any Bond (i) set forth on Schedule 5.13(a) or (ii) resulting from actions taken by Seller in compliance with clause (xx) of Section 5.1(a), or obtain any required consent to the replacement thereof at or prior to Closing (any such Bonds that remain outstanding after the Closing from time to time are collectively referred to as the “Secured Bonds”, provided, however, that the term “Secured Bonds” shall not include any Bonds that have expired in accordance with their terms or otherwise), Seller agrees to use its commercially reasonable efforts to maintain such Secured Bonds in place and permit Purchaser to maintain such Secured Bonds from the Closing Date until their date of expiration. In connection with the foregoing, Purchaser shall (i) indemnify and hold harmless Seller for any and all Losses incurred by Seller or any of its Affiliates in respect of the Secured Bonds, (ii) agree to provide, to the extent required by the project owner or other obligee, an indemnity to the respective bonding, surety, financial institutions or insurance companies which shall have issued any such Bond maintained in place after the Closing Date and (iii) at all times after the Closing, provide Seller with Collateral having an aggregate amount available thereunder equal to the aggregate principal amount of the Secured Bonds. It is understood and agreed that, as between Seller and Purchaser, neither Seller nor any of its Affiliates shall have any liability for any Bonds that are arranged by or issued for Purchaser after the Closing Date nor guarantee any Bonds issued for Purchaser after the Closing Date. Purchaser further agrees that Purchaser shall reimburse Seller and its Affiliates if Seller or any of its Affiliates are required to pay any fees incurred prior to or after the Closing Date in connection with any of the Bonds set forth on Schedule 5.13(a) that become payable after the Closing Date. Purchaser shall indemnify and hold harmless Seller and its Affiliates for any and all Losses incurred by Seller or any of its Affiliates in connection with any payment, indemnity, guarantee or other credit support provided to the surety or letter of credit issuer in connection with the issuance of any of the Bonds set forth on Schedule 5.13(a).

(c) In the event any Bond set forth on Schedule 5.13(a) expires in accordance with its terms, Purchaser shall use its commercially reasonable efforts to retrieve such Bond from the party holding such Bond (i.e., the obligee) and promptly return it to Seller. Purchaser shall take all actions reasonably requested by Seller in connection with its obligations under this Section 5.13(c).

§ 5.14 Certain Employee Benefit Plan Matters.

(a) Employee Liabilities. Seller shall take such action as is necessary such that, as of the Closing Date, the Companies cease participation in each Employee Benefit Plan. Seller and its Affiliates (other than the Companies) shall retain all liabilities for claims under the Employee Benefit Plans, whether such claims are asserted before, on or after the Closing Date. Seller shall be solely responsible for paying and providing (and shall indemnify and hold Purchaser, the Companies and their respective Affiliates harmless from all Losses related to) long-term disability and life insurance benefits with respect to any employee of a Company (and any individual formerly employed by a Company) who is on long-term disability as of the Closing Date. Seller shall indemnify and hold harmless Purchaser, the Companies and their respective Affiliates from and against any and all Losses arising out of, or relating to, any Employee Benefit Plan or any other employee benefit plan, employee plan, program, policy, arrangement or agreement, sponsored or maintained, or entered into, by Seller or any of its Affiliates (other than the Companies), including, without limitation, long-term disability, life insurance, severance and retention pay or other benefits thereunder.

(b) COBRA. Except as otherwise set forth herein, Seller and its Affiliates (other than the Companies) shall be solely responsible for, and shall indemnify and hold Purchaser and its Affiliates harmless from and against, any obligations or Losses relating to provision of continuation coverage, and all related notices, under any group health plan maintained or formerly maintained by Seller or its Affiliates to or in respect of all current and former employees of the Companies, and their beneficiaries for whom a qualifying event occurs prior to the Closing, and Seller or its Affiliates shall continue to maintain a group health plan following the Closing Date to provide such coverage. Purchaser or its Affiliates shall be solely responsible for and shall indemnify and hold Seller and its Affiliates harmless from and against any Losses relating to the provision of continuation coverage, and all related notices, with respect to any Employees (as defined in Section 5.14(e) below) or other “qualified beneficiaries” who become covered by Purchaser’s group health plan and who experience a qualifying event with respect to such plan after the Closing. The terms “group health plan,” “continuation coverage,” “qualified beneficiaries,” and “qualifying event” are used herein with the meanings ascribed to them in Section 4980B of the Code and Sections 601 - 609 of ERISA.

(c) Vesting and Contributions. Seller shall take such action as is necessary to provide that all employees of the Companies who are participants in the Williams Group International, Inc. Savings and Retirement Plan (the “Seller 401(k) Plan”) have a fully vested and nonforfeitable interest in their entire respective account balances under such plan as of the Closing Date (regardless of their years of vesting credit under the Seller 401(k) Plan). Prior to, or as soon as administratively feasible following the Closing Date, with respect to all Company employees, Seller shall contribute all contributions to the Seller 401(k) Plan (i) which are required to be made on or before the Closing Date under the Seller 401(k) Plan, and (ii) which relate to service or employee salary deferral contributions on or prior to the Closing Date, whether or not required to be made on or prior to the Closing Date under the Seller 401(k) Plan.

(d) No Third Party Rights. Notwithstanding the foregoing, nothing in this Section 5.14 shall be deemed or construed to (i) give rise to any rights, claims, benefits or causes of action to any employee of the Companies or third party whatsoever (including any governmental entity), (ii) limit Purchaser’s or the Companies’, or their respective Affiliates’, rights to amend or terminate any of their respective employee benefit plans or arrangements at any time after the Closing or (iii) subject to Section 5.14(f), prevent or restrict Purchaser or any Company, or their respective Affiliates, from modifying or terminating the employment or terms of employment of any Employee, including, without limitation, the amendment or termination of any employee benefit or compensation plan, program or arrangement.

(e) Employees. For purposes of this Section 5.14, the term “Employee” shall include any individual who, immediately prior to the Closing Date, is actively employed by the Companies or is an inactive employee of the Companies by reason of being either on an authorized leave of absence or leave due to military service, regardless of whether such individual is an hourly or salaried employee or union or non-union employee. At-will employment of the Employees shall continue with the applicable Company following the Closing Date at the same salary or wage level that Companies have in effect as of the Closing Date and shall include benefits corresponding to those in effect by Seller immediately prior to the Closing Date under the Employee Benefit Plans that are employee benefit plans within the meaning of Section 3(3) of ERISA; provided, however, that to the extent any Employees are covered by a collective bargaining agreement, the terms of their employment shall be determined under the applicable provisions of such collective bargaining agreement. It is Purchaser’s current intent to give credit under Purchaser’s medical plan following the Closing Date for the amount paid by each Employee for the plan year in which the Closing occurs towards any annual deductible and out-of-pocket expense limit under Seller’s medical plan as of the Closing Date, and it is Purchaser’s current intent to provide benefits that are not within the meaning of Section 3(3) of ERISA that are substantially similar in the aggregate to those provided to Employees by Seller as of the Closing Date under Employee Benefit Plans that are not within the meaning of Section 3(3) of ERISA. As of the Closing Date, Purchaser or its Affiliates shall assume all collective bargaining agreements to which the Companies subscribe and which are set forth on Schedule 3.23(e).

(f) Employee Matters. Effective as of the Closing Date, Purchaser shall take all commercially reasonable actions necessary to permit each Employee to be eligible to participate in the employee benefit plans, programs, policies or arrangements of Purchaser, subject to the terms and conditions thereof; provided, however, that the employment of Employees subject to a collective bargaining agreement to which a Company subscribes shall be governed by the terms of such agreement. Purchaser will cause each of its employee benefit plans, programs, policies or arrangements and its vacation, sick leave and all other leave of absence policies to take into account, for purposes of eligibility and vesting, the length of service of such Employees with the Companies prior to the Closing Date as if such service were with Purchaser, to the same extent that such service was credited under the comparable Seller’s plan or policy; provided, however, that Seller shall provide Purchaser, no later than 30 days after the Closing, a list of the length of service of each of the Employees under each corresponding Seller’s plan and policy. No Employee (or any eligible dependent) who was, immediately prior to the Closing Date, covered under any life or disability insurance plan of Seller will be excluded from coverage under the corresponding plan of Purchaser on the basis of a pre-existing condition except to the extent that coverage was limited or excluded under the corresponding life or disability insurance of Seller’s plan; provided, however, that coverage under any life or disability insurance plan of Purchaser shall only be provided to an Employee as of the first date on or following the Closing on which such Employee is “actively at work”, within the meaning of such life or disability insurance plan of Purchaser. Each Employee who participated immediately before the Closing Date in Seller’s group health plan(s) shall be entitled to participate in a comparable group health plans of Purchaser, subject to the terms and conditions thereof. Purchaser shall cause its 401(k) plan to accept a rollover, at the Employee’s request, of such Employee’s entire account balance and loan, if any, from the Seller 401(k) Plan; provided, however, that the obligation of Purchaser’s 401(k) plan to accept rollovers which include loans shall be limited as follows: (A) only loans to Employees who elect to roll over the entire account balance and who are not in default with respect to the loan at the time of the rollover, are required to be accepted; (B) Purchaser may impose such reasonable procedural requests as it deems necessary or appropriate to facilitate such rollovers (including, for example, requiring that such rollovers occur at not more than two specified times acceptable to Purchaser), and (C) Seller shall amend the Seller 401(k) Plan to ensure that such rollovers are permitted in accordance with this Section 5.14(f) and furnish Purchaser with a copy of such amendment prior to the Closing.

§ 5.15 Use of Name. Seller hereby grants to each Company and each Third Party authorized by any Company, effective upon the occurrence of the Closing, a five (5) year, non-exclusive fully-paid, royalty-free license to use the name “Williams” and derivatives thereof in connection with the business operations, products and services of any Company or any such Third Party.

§ 5.16 Pre-Closing Transfers. Notwithstanding anything to the contrary contained herein, Seller hereby covenants and agrees that, except in respect of the services to be provided pursuant to the Transition Services Agreement, it shall transfer or assign, by appropriate documents of transfer or assignment, to the Company designated by any of the Purchaser Designees, prior to the Closing, any and all ownership of leasehold interest that Seller has in and to those assets and rights relating to the business of the Companies which any of the Companies use to conduct their business as described on Schedule 3.10(b) attached hereto, so that at the Closing all such assets and rights shall be owned by the appropriate Company.

§ 5.17 Release of Company Guarantees. Seller agrees to take any and all actions necessary to ensure that the Companies are released concurrently with the Closing from any guarantees by the Companies of the performance or payment obligations of Seller, including any guarantees with respect to Seller’s credit facility with Bank of America, N.A.

§ 5.18 Release of Seller Guarantees. Purchaser agrees to use its commercially reasonable efforts to procure the release of each of Seller, Virgil Williams and/or Jim Williams from their obligations in respect of each of the Licenses, Permits, Bonds and guarantees identified on Schedule 5.18 and, to the extent Purchaser does not procure each such release, Purchaser shall indemnify and hold harmless Seller, Virgil Williams, and/or Jim Williams, as applicable, for any and all Losses incurred by Seller, Virgil Williams or Jim Williams in respect of any such obligations that would not have been so incurred had such obligations been terminated at the Closing.

§ 5.19 Release of Liens. Seller agrees to take any and all actions necessary to ensure that the Liens described on Schedule 3.1(a) are released prior to or concurrently with Closing.

§ 5.20 Resignation of Managers and Officers. Seller shall cause each of Virgil R. Williams, James M. Williams, Jr., David K. Baxter, G. Scott Walters and David A. Lucas to resign from all of his or her positions as a member of the Board of Managers and as an officer of each of the Companies prior to or concurrently with Closing.

§ 5.21 Management Presentations. Seller agrees that until the Closing it shall continue to cause the executive personnel of the Companies to hold their regular monthly management presentations to Seller’s Executive Committee (the “Management Presentations”) that include information with respect to all material financial and operating issues of the Companies and such other information as Purchaser may reasonably request. Seller agrees to notify the Purchaser Designees at least ten (10) Business Days prior to each monthly management presentation and to invite one or more representatives of Purchaser (to be selected by Purchaser) to attend each meeting. In the event that Purchaser disagrees with or has recommendations with respect to the operation of the business of the Companies prior to the Closing (as detailed in the Management Presentations), Seller agrees to discuss and consider such disagreement or recommendations in good faith and take such actions as Seller determines in good faith are reasonable to address Purchaser’s concerns.

§ 5.22 Network. Seller agrees that at the Closing, pursuant to a Bill of Sale substantially in the form attached hereto as Exhibit E, it will sell, convey, assign, transfer and deliver to Purchaser, and Purchaser shall purchase, acquire and accept, all of Seller’s right, title and interest, free and clear of all Liens, in the computer file servers, routers, mainframes, and data storage units set forth on Schedule 5.22 (the “Network Assets”).

§ 5.23 Cooperation. Purchaser and Seller each acknowledge that after the Closing each party will employ certain persons who have detailed and unique knowledge of aspects of the other party’s business including general accounting issues with respect to pre-Closing periods, Closing matters and past, current and future claims relating to workers’ compensation, other insured claims, litigation described on Schedule 3.14, and other litigation, arbitrations or mediations in which such party or its Affiliates are now or hereafter will be engaged. Each party shall cooperate with the other party in all reasonable respects in connection with pre-Closing general accounting issues, Closing matters and the prosecution, defense and resolution of any claim retained by such party, including making records available relating to such claim and furnishing, to such party and/or its counsel, such employees (without expense to the party to whom such employee is being furnished except as provided in Section 5.24 below); provided, however that any such cooperation shall not unduly or unreasonably interrupt the operation of the business of either Purchaser or Seller, as the case may be.

§ 5.24 Shared Services. Purchaser agrees that it shall use its commercially reasonable efforts to cause Darrell Holliday to continue to provide services to Seller with respect to the Excluded Liabilities that are consistent with the nature and scope of the services that he provided prior to the Closing and Seller agrees that for the first twenty four (24) months after the Closing it shall pay by wire transfer of immediately available funds to a bank account designated in writing by Purchaser an amount equal to the Monthly Shared Salary Payment on the first day of each calendar month during such period; provided, however, that this Section 5.24 shall have no further force or effect if Darrell Holliday ceases to be an employee of one or more of the Companies and provided, further, that after the second anniversary of the Closing, any services Darrell Holliday provides to Seller under this Section 5.24 shall not unduly or unreasonably interrupt the operation of the business of Purchaser or Seller, as the case may be.

ARTICLE VI

CONDITIONS TO PURCHASER’S OBLIGATIONS

§ 6. Conditions to Purchaser’s Obligations. The purchase of the LLC Interests by Purchaser on the Closing Date is conditioned on satisfaction or waiver by Purchaser, at or prior to the Closing, of the following conditions:

§ 6.1 Truth of Representations and Warranties. The representations and warranties of Seller contained in this Agreement or in any Schedule, Exhibit or certificate delivered pursuant to this Agreement shall be true and correct in all material respects at and as of the Closing with the same effect as though such representations and warranties had been made at and as of the Closing (other than any failure to be true and correct that directly and solely resulted from any actions by Seller in compliance with clauses (i) through (xxii) of Section 5.1(a)), and except (i) to the extent such representations and warranties expressly relate to an earlier date (with references to “the date of this Agreement”, “the date hereof” or any comparable expression being deemed to expressly relate to an earlier date) (in which case such representations and warranties shall be true and correct in all material respects, on and as of such earlier date) and (ii) to the extent that such representations and warranties (whether or not expressly relating to an earlier date) contain a materiality qualifier, in which case they shall be true and correct in all respects) and Seller shall have delivered to Purchaser a certificate of a duly authorized officer of Seller, dated the Closing Date, to such effect; provided, however, that this condition shall be deemed satisfied if the aggregate amount of reasonably foreseeable Losses, if quantifiable in money, arising from all such breaches of representations and warranties at Closing is not more than $5,000,000, and further provided that Purchaser shall retain its right under Article IX in respect of all such Losses subject to the terms of Article IX and the Indemnity Escrow Amount and the Cap shall be increased by the amount of such claims.

§ 6.2 Performance of Agreements. All of the agreements and covenants of Seller to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects, and Seller shall have delivered to Purchaser a certificate of a duly authorized officer of Seller, dated the Closing Date, to such effect.

§ 6.3 Good Standing and Other Certificates. Seller shall have delivered to Purchaser (a) copies of each Company’s certificate of formation as in effect on the Closing Date, including all amendments thereto, in each case certified by the Secretary of State of the State of Georgia, (b) a certificate of the Secretary of State of the State of Georgia to the effect that the Companies are in good standing or subsisting in such jurisdiction, (c) a certificate from the

Secretary of State or other appropriate official in each State in which any of the Companies is qualified to do business to the effect that the applicable Companies are in good standing in such State(s) (d) a certificate as to the tax status of the Companies from the appropriate official in its jurisdiction of formation and (e) a copy of the Existing LLC Agreement of each Company, certified by a duly authorized officer of Seller as being true and correct and in effect at the Closing.

§ 6.4 No Injunctions. No action or proceeding shall have been instituted or threatened before a Governmental or Regulatory Authority seeking the issuance of a preliminary or permanent injunction, decree or other Order which prohibits the consummation of the transactions contemplated by this Agreement and which is pending or in effect at the Closing; provided, that in the case of any such injunction, decree or Order, Purchaser shall have used its commercially reasonable efforts to prevent the entry of any such injunction, decree or Order and appeal any such injunction, decree or Order that may be entered to the extent Purchaser has a legal basis to do so.

§ 6.5 Other Consents and Approvals. All (i) consents and approvals, if any, of any Governmental or Regulatory Authority and (ii) third party consents and approvals disclosed on Schedule 3.3(b), necessary to permit the consummation of the transactions contemplated by this Agreement shall have been received.

§ 6.6 Resignation of Managers and Officers. Each of Virgil R. Williams, James M. Williams, Jr., David K. Baxter, G. Scott Walters and David A. Lucas shall have resigned from all of his or her positions as a member of the Board of Managers and as an officer of each of the Companies effective as of the Closing.

§ 6.7 Intra-Company Debt. All Indebtedness of Seller, its Affiliates (other than any Company), or their respective directors, officers or employees that is owed to any of the Companies shall have been repaid in full.

§ 6.8 Statutes; Orders. No Law or Order of any kind shall have been enacted, entered, promulgated or enforced by any Governmental or Regulatory Authority which prohibits the consummation of the transactions contemplated by this Agreement or has the effect of making them illegal.

§ 6.9 Proceedings. All proceedings to be taken in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to Purchaser and its counsel, and Purchaser shall have received copies of all such documents and other evidences as it or its counsel may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

§ 6.10 Other Transaction Documents. (a) The Escrow Agreement substantially in the form attached hereto as Exhibit F (the “Escrow Agreement”), shall have been duly executed and delivered by Seller and the Wilmington Trust Company (the “Escrow Agent”), (b) the Transition Services Agreement, substantially in the form attached hereto as Exhibit G (the “Transition Services Agreement”) shall have been duly executed and delivered by Seller and

(c) a Lease Agreement relating to the premises occupied by the Companies’ headquarters (the “Headquarters Lease”) substantially in the form attached hereto as Exhibit H shall have been duly executed and delivered by Seller.

§ 6.11 Pay-off Letters. All Indebtedness of the Companies as of the Closing Date shall have been repaid (as evidenced by customary pay-off letters from the holders of such Indebtedness) delivered to Purchaser by Seller. All arrangements reasonably satisfactory to Purchaser providing for mortgage and Lien releases, canceled notes, trademark and patent assignments and other documents reasonably requested by Purchaser prior to Closing shall have been made.

§ 6.12 FIRPTA Compliance. Purchaser shall have received a non-foreign person affidavit of Seller dated the Closing Date as required by Section 1445 of the Code.

§ 6.13 Audited Financials; Auditor Assurances. Purchaser shall have received from BDO Seidman, LLP (i) assurances that allow Purchaser to conclude, in its reasonable discretion, that the combined balance sheet of the Companies and the related combined statements of income, cash flow and equity for the fiscal year ended March 31, 2005 shall be prepared and delivered to Purchaser within fifty (50) days of the Closing and (ii) the audited combined balance sheet of the Companies and the related audited combined statements of income, cash flow and equity for each of the fiscal years ended March 31, 2003 and March 31, 2004 respectively.

ARTICLE VII

CONDITIONS TO SELLER’S OBLIGATIONS

§ 7. Conditions to Seller’s Obligations. The sale of the LLC Interests by Seller on the Closing Date is conditioned upon satisfaction or waiver by Seller, at or prior to the Closing, of the following conditions:

§ 7.1 Truth of Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement or in any Schedule, Exhibit or certificate delivered pursuant to this Agreement shall be true and correct in all material respects at and as of the Closing with the same effect as though such representations and warranties had been made at and as of the Closing, except (i) to the extent such representations and warranties expressly relate to an earlier date (with references to “the date of this Agreement”, “the date hereof” or any comparable expression being deemed to expressly relate to an earlier date) (in which case such representations and warranties shall be true and correct in all material respects, on and as of such earlier date) and (ii) to the extent that such representations and warranties (whether or not expressly relating to an earlier date) contain a materiality qualifier, in which case they shall be true and correct in all respects and Purchaser shall have delivered to Seller a certificate of a duly authorized officer of Purchaser, dated the Closing Date, to such effect.

§ 7.2 Performance of Agreements. All of the agreements and covenants of Purchaser to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects, and Purchaser shall have delivered to Seller a certificate of a duly authorized officer of Purchaser, dated the Closing Date, to such effect.

§ 7.3 No Injunctions. No action or proceeding shall have been instituted or threatened before a Governmental or Regulatory Authority seeking the issuance of a preliminary or permanent injunction, decree or other Order which prohibits the consummation of the transactions contemplated by this Agreement and which is pending or in effect at the Closing; provided, that in the case of any such injunction, decree or Order, Seller shall have used its commercially reasonable efforts to prevent the entry of any such injunction, decree or Order and appeal any such injunction, decree or Order that may be entered to the extent Seller has a legal basis to do so.

§ 7.4 Governmental Approvals. All other consents and approvals, if any, of any Governmental or Regulatory Authority or third party, disclosed on Schedule 4.2(b) or otherwise, necessary to permit the consummation of the transactions contemplated by this Agreement shall have been received.

§ 7.5 Statutes; Orders. No Law or Order of any kind shall have been enacted, entered, promulgated or enforced by any Governmental or Regulatory Authority which prohibits the consummation of the transactions contemplated by this Agreement or has the effect of making them illegal.

§ 7.6 Proceedings. All proceedings to be taken in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to Seller and its counsel, and Seller shall have received copies of all such documents and other evidences as they or their counsel may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

§ 7.7 Other Transaction Documents. (a) The Escrow Agreement shall have been duly executed and delivered by Purchaser and the Escrow Agent, (b) the Transition Services Agreement shall have been duly executed and delivered by Purchaser and (c) the Headquarters Lease shall have been duly executed and delivered by Purchaser.

§ 7.8 Collateral. Purchaser shall have delivered to Seller Collateral having an aggregate amount available thereunder equal to the aggregate principal amount of the Secured Bonds.

ARTICLE VIII

TAX MATTERS

§ 8.1 Tax Returns. (a) Seller shall have the exclusive authority and obligation to prepare, execute and timely file, or cause to be prepared and timely filed, (i) all Returns of Seller, including federal, state and local income Tax Returns on which the income and operations of the Companies are reported for any Pre-Closing Period and (ii) all Returns of the Companies

that are due with respect to any taxable year or other taxable period ending prior to or ending on and including the Closing Date. Such authority shall include, but not be limited to, the determination of the manner in which any items of income, gain, deduction, loss or credit arising out of the income, properties and operations of the Companies shall be reported or disclosed in such Returns; provided, that such Returns shall be prepared by treating items on such Returns in a manner consistent with past practices of Seller and the Companies with respect to such items and Returns described in clause (ii) of this paragraph shall not be filed without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed.

(b) Except as provided in Section 8.1(a), Purchaser shall have the exclusive authority and obligation to prepare and timely file, or cause to be prepared and timely filed, all Returns of, or with respect to, income, operations and property of the Companies; provided, that with respect to Returns to be filed by Purchaser pursuant to this Section 8.1 for taxable periods beginning before the Closing Date and ending after the Closing Date (the “Overlap Period”), such Returns shall be prepared in accordance with past practice of the Companies and shall not be filed without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed. Such authority shall include, but not be limited to, the determination of the manner in which any items of income, gain, deduction, loss or credit arising out of the income, properties and operations of the Companies shall be reported or disclosed on such Returns.

§ 8.2 Payment of Taxes. (a) Seller shall be responsible and liable for the timely payment of any and all Taxes imposed on or with respect to the properties, income and operations of the Companies for all Pre-Closing Periods, including the portion of the Overlap Period up to and including the Closing Date. In addition, Seller shall pay to Purchaser the amount of any Taxes allocated to Seller pursuant to Section 8.2(b) below (to the extent that Seller is liable therefor and to the extent (x) such Taxes have not already been paid by Seller on or before the Closing Date and (y) have not been reserved for as a liability on the Working Capital Statement and resulted in a reduction to the Purchase Price under Section 2.3) on or prior to the earlier of (i) the due date of such Taxes (provided that Seller shall have received a draft of the relevant Return pursuant to Section 8.1(b) above and shall have had reasonable opportunity to review and comment on such Return on or prior to the due date of such Taxes) or (ii)ten (10) days after giving its written consent to the filing of such Return.

(b) All Taxes and Tax liabilities with respect to the income, property or operations of the Companies that relate to the Overlap Period shall be apportioned between Seller and Purchaser as follows: (i) in the case of Taxes other than income, sales and use and withholding Taxes, on a per diem basis, and (ii) in the case of income, sales and use and withholding Taxes, as determined from the books and records of Seller and the Companies as though the taxable year of the Companies terminated at the close of business on the Closing Date. Seller shall be liable for Taxes of, or with respect to, the Companies which are attributable to the portion of the Overlap Period ending on and including the Closing Date and Purchaser shall be liable for Taxes of the Companies which are attributable to the portion of the Overlap Period beginning on the day following the Closing Date.

§ 8.3 Transfer Taxes. All stamp, transfer, documentary, sales and use, value added, registration, and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement or any transaction contemplated hereby (collectively, the

“Transfer Taxes”) shall be paid by Seller and Purchaser on a 50:50 basis, and the party having the responsibility therefor under applicable Law shall, at its own expense, properly file on a timely basis all necessary Returns, reports, forms, and other documentation with respect to any Transfer Tax and provide to the other party evidence of payment of such Transfer Taxes.

§ 8.4 Amended Returns. Neither Seller nor Purchaser shall file or cause to be filed any amended Return or claims for refund with respect to the income, operations or property of any of the Companies for any Pre-Closing Period without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed.

§ 8.5 Indemnification. Seller agrees to indemnify, defend and hold Purchaser and its Affiliates (including any Company after the Closing) and their respective members, officers, directors, employees agents, successors and assigns, harmless from and against: (i) all Taxes, losses, claims and expenses resulting from, arising out of, or incurred with respect to, any claims that may be asserted by any party based on, attributable to, or resulting from the failure of any representation or warranty made pursuant to Section 3.15 to be true and correct in all respects as of the date of this Agreement and as of the Closing Date (without giving effect to any “materiality”, “Material Adverse Effect” or similar qualification); (ii) all Taxes imposed on, or asserted against, the income, operations or property of the Companies for all Pre-Closing Periods; provided, however, that the amount of any indemnity arising under this clause (ii) shall be reduced by the amount of such Taxes, with respect to which an indemnity claim is made, that (A) have been reserved for as a liability on the Working Capital Statement and (B) resulted in a reduction of the Purchase Price under Section 2.3 hereof; and (iii) all Taxes imposed on Seller or any corporation in which Seller or its Affiliates have a direct or indirect equity interest, for any taxable year or period. Purchaser agrees to indemnify, defend and hold Seller and its Affiliates and their respective members, officers, directors, employees, agents, successors and assigns, harmless from and against all Taxes imposed on, or asserted against, the income, operations or property of the Companies with respect to any taxable years or periods beginning the day after the Closing Date and, with respect to any taxable year or period beginning on or before and ending after the Closing Date, the portion of such taxable year or period beginning the day after the Closing Date (“Post-Closing Periods”). Claims for indemnification pursuant to this Section 8.5 shall be made and determined pursuant to indemnification procedures set forth in Section 9.3

§ 8.6 Allocation of Purchase Price. Seller and Purchaser agree to allocate the aggregate purchase price to be paid for the LLC Interests in accordance with Section 1060 of the Code. If Seller and Purchaser are not able to reduce such allocation to writing prior to the Closing Date, Seller and Purchaser agree that Purchaser shall prepare and provide to Seller a draft allocation of the purchase price among the assets of the Companies within ninety (90) days after the Closing Date. Seller shall notify Purchaser within thirty (30) days of receipt of such draft allocation of any objection Seller may have thereto. Seller and Purchaser agree to resolve any disagreement with respect to such allocation in good faith. In addition, Seller and Purchaser hereby undertake and agree to file timely any information that may be required to be filed pursuant to Treasury Regulations promulgated under Section 1060(b) of the Code, and shall use the allocation determined pursuant to this Section 8.6 in connection with the preparation of Internal Revenue Service Form 8594 as such form relates to the transactions contemplated by this Agreement. Neither Seller nor Purchaser shall file any Return or other document or otherwise take any position which is inconsistent with the allocation determined pursuant to this

Section 8.6 except as may be adjusted by subsequent agreement following an audit by the IRS or by court decision.

§ 8.7 Books and Records. Until the seventh anniversary of the Closing Date, Seller will, to the extent necessary in connection with any Taxes or other matter relating to the Companies for any period ending at or prior to the Closing, and without charge to Purchaser, (i) retain and, as Purchaser may reasonably request, permit Purchaser and its agents to inspect (during normal business hours) and copy all original books, records and other documents and all electronically archived data not deliverable to Purchaser at Closing related to the Companies and (ii) make reasonably available (during normal business hours) to Purchaser the officers, directors, employees and agents of Seller and its affiliates.

ARTICLE IX

SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

§ 9.1 Survival Periods. (a) Except as set forth in paragraph (b) below, the respective representations and warranties of the Parties contained in this Agreement or in any Schedule, Exhibit or certificate delivered pursuant to this Agreement shall survive the Closing Date for a period of eighteen (18) months after the Closing Date.

(b) The representations and warranties contained in Sections 3.1 (Ownership of LLC Interests; Existence and Good Standing of Seller), 3.2 (Authority and Enforceability), 3.5 (Capitalization of the Companies; Restructuring), 3.29 (Brokers’ or Finders’ Fees), 4.1 (Existence and Good Standing of Purchaser; Power and Authority) and 4.4 (Brokers’ or Finders’ Fees) shall survive indefinitely. The representations and warranties contained in Sections 3.15 (Taxes) shall survive until sixty (60) days after the expiration of the applicable statute of limitations period (after giving effect to any waivers and extensions thereof). The representations and warranties contained in Section 3.7 (Financial Statements) shall survive until the date that is thirty (30) days after Purchaser shall have received from Purchaser’s independent accountants the audited consolidated financial statements of Purchaser and its Subsidiaries (including the Companies) for the fiscal year ended December 31, 2005; provided, however, that Seller’s representations and warranties contained in Section 3.7 (Financial Statements), solely with respect to the Unaudited Financial Statements (and, for the avoidance of doubt, not with respect to the Audited Financial Statements), shall expire on the date that is 10 Business Days after Seller shall have delivered the Audited Financial Statements to Purchaser pursuant to Section 5.4(b).

(c) Covenants shall survive in accordance with their terms.

§ 9.2 Indemnification. (a) Seller agrees to indemnify and hold Purchaser and its Affiliates (including each Company after the Closing) and their respective members, officers, directors, employees, agents, successors and assigns (each a “Purchaser Indemnitee”), harmless from and against any damages, losses, liabilities, obligations, claims of any kind, interest or expenses (including, without limitation, reasonable attorneys’ fees and expenses) (collectively, “Losses”), suffered, incurred or paid, directly or indirectly, through application of a Purchaser Indemnitee’s assets or otherwise, as a result of, in connection with or arising out of (i) the failure of any representation or warranty made by Seller in this Agreement or in any Schedule, Exhibit or certificate or delivered pursuant to this Agreement (other than pursuant to Section 3.15 (Taxes)) to be true and correct in all respects as of the date of this Agreement and as of the Closing (without giving effect to any “materiality,” “Material Adverse Effect” or similar qualification) unless such failure results from actions taken by Seller in compliance with clauses (i) through (xxii) of Section 5.1(a), (ii) any breach by Seller of any of its covenants or agreements contained herein, (iii) any Transaction Expenses payable or alleged to be payable by Purchaser or any of its Affiliates (including any Company) and (iv) Excluded Liabilities.

(b) Purchaser agrees to indemnify and hold Seller and its Affiliates and their respective members, officers, directors, employees, agents, successors and assigns (each a “Seller Indemnitee”), harmless from and against any Losses, suffered, incurred or paid, directly or indirectly, through application of a Seller Indemnitee’s assets or otherwise, as a result of, in connection with or arising out of (i) the failure of any representation or warranty made by Purchaser in this Agreement or in any Schedule, Exhibit or certificate or delivered pursuant to this Agreement to be true and correct in all respects as of the date of this Agreement and as of the Closing (without giving effect to any “materiality,” “Material Adverse Effect” or similar qualification) and (ii) any breach by Purchaser of any of its covenants or agreements contained herein.

(c) The obligations to indemnify and hold harmless pursuant to Section 8.5 and Section 9.2(a) and 9.2(b) shall survive the consummation of the transactions contemplated by this Agreement for the time periods set forth in Section 9.1, except for claims for indemnification properly asserted in accordance with this Agreement prior to the end of such periods, which claims shall survive until final resolution thereof.

(d) The obligations to indemnify and hold harmless pursuant to Section 9.2(a)(i) and Section 9.2(b)(i) shall be limited to an aggregate amount equal to $6,500,000 (the “Cap”) and no Person shall be entitled to recovery for Losses pursuant to such sections until the total amount of Losses exceeds an amount equal to $500,000 (the “Basket Amount”); provided, that to the extent the amount of Losses exceeds the Basket Amount, the Indemnified Party shall be entitled to recover the amount of Losses in excess of the Basket Amount; provided, that the limitation on indemnification contained in this Section 9.2(d) shall not apply to Losses which arise from a breach of representations and warranties contained in Section 3.1 (Ownership of LLC Interests; Existence, Good Standing and Capitalization of the Companies), Section 3.2 (Authority and Enforceability), Section 3.4 (Existence and Good Standing of the Companies), Section 3.5 (Capitalization of the Companies; Restructurings), Section 3.15 (Taxes) and Section 3.29 (Brokers or Finders’ Fees).

§ 9.3 Indemnification Procedure. (a) As soon as practicable after the incurrence of any Losses by any Person entitled to indemnification pursuant to Section 9.2 hereof (an “Indemnified Party”), including, any claim by a Third Party described in Section 9.4, which might give rise to indemnification hereunder, the Indemnified Party shall deliver to the Party from which indemnification is sought (the “Indemnifying Party”) a certificate in the form of Exhibit I (the “Certificate”), which Certificate shall:

(i) state that the Indemnified Party has paid or properly accrued Losses or reasonably anticipates in good faith that it will incur liability for Losses for which such Indemnified Party is entitled to indemnification pursuant to this Agreement;

(ii) specify in reasonable detail each individual item of Loss included in the amount so stated, the date such item was paid or properly accrued, the basis for any anticipated liability and the nature of the misrepresentation, breach of warranty, breach of covenant or claim to which each such item is related and the computation of the amount to which such Indemnified Party claims to be entitled hereunder; and

(iii) be delivered to the Indemnified Party and, if applicable, the Escrow Agent.

(b) In the event that the Indemnifying Party shall object to the indemnification of an Indemnified Party in respect of any claim or claims specified in any Certificate, the Indemnifying Party shall, within twenty (20) days after receipt by the Indemnifying Party of such Certificate, deliver to the Indemnified Party a notice to such effect and the Indemnifying Party and the Indemnified Party shall, within the thirty (30) day period beginning on the date of receipt by the Indemnified Party of such objection, attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims to which the Indemnifying Party shall have so objected. If the Indemnified Party and the Indemnifying Party shall succeed in reaching agreement on their respective rights with respect to any of such claims, the Indemnified Party and the Indemnifying Party shall promptly prepare and sign a memorandum setting forth such agreement. Should the Indemnified Party and the Indemnifying Party be unable to agree as to any particular item or items or amount or amounts, then the Indemnified Party and the Indemnifying Party shall submit such dispute to a court of competent jurisdiction. The Party which receives a final judgment in such dispute shall be indemnified and held harmless for all reasonable attorney and consultant’s fees or expenses by the other Party.

(c) Claims for Losses specified in any Certificate to which an Indemnifying Party shall not object in writing within twenty (20) days of receipt of such Certificate, claims for Losses covered by a memorandum of agreement of the nature described in Section 9.3(b), claims for Losses the validity and amount of which have been the subject of judicial determination as described in Section 9.3(b) and claims for Losses the validity and amount of which shall have been the subject of a final judicial determination, or shall have been settled with the consent of the Indemnifying Party, as described in Section 9.4, are hereinafter referred to, collectively, as “Agreed Claims.” Within ten (10) days of the determination of the amount of any Agreed Claims, the Indemnifying Party shall pay to the Indemnified Party (except in the case where a payment has been already effected pursuant to the Escrow Agreement) an amount equal to the Agreed Claim, subject to the limitations in Section 9.2(d), by wire transfer in immediately available funds to the bank account or accounts designated by the Indemnified Party in a notice to the Indemnifying Party not less than two (2) Business Days prior to such payment.

§ 9.4 Third Party Claims. (a) If a claim by a Third Party is made against any Indemnified Party, and if such Party intends to seek indemnity with respect thereto under this Article IX, such Indemnified Party shall promptly notify the Indemnifying Party of such claim; provided, that the failure to so notify shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that the Indemnifying Party is actually and materially prejudiced thereby. Thereafter, the Indemnified Party shall deliver to the indemnifying party, as promptly as practicable following the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party claim that are not separately addressed to the Indemnifying Party.

(b) The Indemnifying Party shall have thirty (30) days after receipt of such notice to assume the conduct and control, through counsel reasonably acceptable to the Indemnified Party at the expense of the Indemnifying Party, of the settlement or defense thereof;

(i) provided, that

(A) the Indemnifying Party shall permit the Indemnified Party to participate in, but not control, such settlement or defense through counsel chosen by such Indemnified Party, provided that the fees and expenses of such counsel shall be borne by such Indemnified Party, subject to Section 9.4(iii) below; and

(B) the Indemnifying Party shall promptly be entitled to assume the defense of such action only to the extent the Indemnifying Party first acknowledges in writing, solely as between the Indemnifying Party and the Indemnified Party, (1) its indemnity obligation in accordance herewith to the extent that there is any Loss and (2) that it assumes and holds such Indemnified Party harmless from and against the full amount of the Loss subject to Section 9.2(d), if any, resulting therefrom;

(ii) provided, further, that the Indemnifying Party shall not be entitled to assume control of such defense and shall pay the fees and expenses of counsel retained by the Indemnified Party if

(A) the third party claim would reasonably be expected to give rise to Losses which are more than twice the amount indemnifiable by such Indemnifying Party pursuant to this Article IX;

(B) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation against the Indemnified Party or any of its affiliates;

(C) the claim seeks an injunction or equitable relief against the Indemnified Party;

(D) the Indemnified Party has been advised in writing by counsel reasonably acceptable to the Indemnifying Party that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party;

(E) the Indemnified Party reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification would be materially injurious to the Indemnified Party’s reputation or future business prospects and not recoverable through indemnification by the Indemnified Party pursuant to this Article IX; or

(F) upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such claim.

(iii) Any Indemnified Party shall have the right to employ separate counsel in any such action or claim and to participate in, but not control, the defense thereof in accordance with Section 9.4(b)(i)(A) above, but the fees and expenses of such counsel shall not be at the expense of the Indemnifying Party unless

(A) the Indemnifying Party shall have failed, within a reasonable time after having been notified in writing by the Indemnified Party of the existence of a claim, to assume the defense of such claim;

(B) the employment of such counsel has been specifically authorized in writing by the Indemnifying Party; or

(C) the named parties to any such action (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party and such Indemnified Party shall have been advised in writing by such counsel that there may be one or more legal defenses available to the Indemnified Party which are not available to the Indemnifying Party, or available to the Indemnifying Party the assertion of which would be adverse to the interests of the Indemnified Party.

In the event that any of (iii)(A), (B) and (C) above apply, the fees and expenses of such counsel engaged by the Indemnified Party shall be borne by such Indemnifying Party.

(iv) So long as the Indemnifying Party is reasonably contesting any such claim in good faith, the Indemnified Party shall not pay or settle any such claim. Notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such claim, provided, that in such event it shall waive any right to indemnity therefor by the Indemnifying Party for such claim unless the Indemnifying Party shall have consented to such payment or settlement.

(v) If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days after the receipt of the Indemnified Party’s notice of a claim of indemnity hereunder that it elects to undertake the defense thereof, the Indemnified Party shall have the right to contest, settle or compromise the claim but shall not thereby waive any right to indemnity therefor pursuant to this Agreement.

(vi) The Indemnifying Party shall not, except with the consent of the Indemnified Party, enter into any settlement that is not entirely indemnifiable by the Indemnifying Party pursuant to this Article IX and does not include as an unconditional term thereof the giving by the Person or Persons asserting such claim to all Indemnified Parties of an unconditional release from all liability with respect to such claim or consent to entry of any judgment.

(vii) The Indemnifying Party and the Indemnified Party shall cooperate with each other in all reasonable respects in connection with the defense of any claim, including making available records relating to such claim and furnishing, without expense to the Indemnifying Party and/or its counsel, such employees of the Indemnified Party as may be reasonably necessary for the preparation of the defense of any such claim or for testimony as witnesses in any proceeding relating to such claim.

§ 9.5 Tax Benefits Realized by Indemnified Party.

(a) In the event that Purchaser is entitled to indemnification of Losses pursuant to a claim for indemnification under Section 8.5 and 9.2(a) and Purchaser reasonably determines in its good faith judgment that it or any of its Affiliates has actually received or realized in connection therewith any refund or any reduction of, or credit against, its Tax liabilities (calculated on the basis of the actual reduction in cash payments for Taxes) in or prior to the taxable year in which the indemnification amount is paid (a “Tax Benefit”), the indemnification amount that Purchaser is entitled to recover shall be reduced, on a dollar for dollar basis, by the amount of such Tax Benefit; provided, however, that (i) Purchaser shall not be obligated to file amended Tax Returns for such purpose; (ii) any Taxes that are imposed on Purchaser or any of its Affiliates as a result of a disallowance or reduction (including through the expiration of any tax credit carryover or carryback of Purchaser or such Affiliate that otherwise would not have expired) of any Tax Benefit with respect to which Purchaser has made a payment to Seller pursuant to this Section 9.5(a) shall be treated as a Tax for which Seller is obligated to indemnify Purchaser to the extent of the amount of such Tax Benefit pursuant to Section 8.5 hereof without any exclusions or defenses; and (iii) nothing in this Section 9.5(a) shall require Purchaser to disclose any confidential information to Seller (including, without limitation, its Tax Returns).

(b) In the event that Seller is entitled to indemnification of Losses pursuant to a claim for indemnification under Section 8.5 and 9.2(b) and Seller reasonably determines in good faith that it or any of its Affiliates has actually received or realized in connection therewith a Tax Benefit, the indemnification amount that Seller is entitled to recover shall be reduced on a dollar for dollar basis, by the amount of such Tax Benefit; provided, however, that (i) Seller shall not be obligated to file amended Tax Returns for such purpose; (ii) any Taxes that are imposed on Seller or any of its Affiliates as a result of a disallowance or reduction (including through the expiration of any tax credit carryover or carryback of Seller or such Affiliate that otherwise would not have expired) of any Tax Benefit with respect to which Seller has made a payment to Purchaser pursuant to this Section 9.5(b) shall be treated as a Tax for which Purchaser is obligated to indemnify Seller to the extent of the amount of such Tax Benefit pursuant to Section 8.5 hereof without any exclusions or defenses; and (iii) nothing in this Section 9.5(b) shall require Seller to disclose any confidential information to Purchaser (including, without limitation, its Tax Returns).

§ 9.6 Exclusive Remedy. Notwithstanding anything in this Agreement to the contrary, except in the case of fraud and except in accordance with Section 10.2(d), the sole and exclusive basis on which any Party may recover monetary damages under this Agreement from any other Party, whether based upon breach of representations and warranties, breach of any covenant, or otherwise, shall be in accordance with the indemnification provisions set forth in Articles VIII and IX, and subject to the limitations, exclusions, caps and basket amounts set forth in this Article IX, provided, however, that such exclusive remedies for monetary damages shall not preclude any party from pursuing the remedies of specific performance, injunctive relief, non-monetary declaratory judgment or any other non-monetary equitable remedies available to such party under applicable Law. The Parties waive all rights under statutory or common law for contribution, restitution or indemnification except in the case of fraud.

§ 9.7 Liability Limitation. Notwithstanding anything to the contrary contained herein (other than the provisions of Section 10.2(d)), in no event shall any party be liable for any punitive, special, incidental or consequential damages, including lost profits, arising out of any breach of the representations, warranties, covenants or other provisions of this Agreement (except for punitive damages arising out of or with respect to a claim by a Third Party that is otherwise subject to the indemnification provisions of this Article IX); For the avoidance of doubt, without limiting the foregoing, in the event of a breach of representations in Section 3.7(c), Purchaser shall have the right to prove actual damages caused by the breach based upon the difference between the sum of (i) the Equity Purchase Price (as adjusted pursuant to Section 2.3) plus (ii) the Deferred Purchase Price Payments, if any, and the value of the business of the Companies taking into consideration such breach.

§ 9.8 Escrow. Anything contained in this Agreement to the contrary notwithstanding, any amounts payable by Seller pursuant to Section 9.2(a)(i), shall, to the extent available, be satisfied from the Indemnity Escrow Amount held pursuant to the Escrow Agreement.

ARTICLE X

TERMINATION AND ABANDONMENT

§ 10.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned, at any time prior to the Closing:

(a) by mutual consent of the Parties;

(b) by Purchaser at any time, for any or no reason in its sole discretion (and regardless of whether Purchaser has breached or is then in breach in any respect of this Agreement) subject to Section 10.2(b).

(c) by either Party, if the Closing shall not have occurred by April 30, 2005; provided, that the right to terminate this Agreement under this Section 10.1(c) shall not be available to any Party whose failure to fulfill any obligation or other act or failure to act under this Agreement shall be the cause of the failure of the Closing to occur on or before such date; provided, further, that the right to terminate this Agreement under this Section 10.1(c) shall not be available to either party until June 30, 2005 if the condition set forth in Section 6.13 is not satisfied.

(d) by either Party if there has been a breach of any covenant or a breach of any representation or warranty of the other Party, which breach would cause the failure of any condition precedent set forth in Article VI or VII, as the case may be; provided, that any such breach of a covenant or representation or warranty has not been cured within ten (10) Business Days following receipt by the breaching Party of written notice of such breach;

(e) by either Party, if there shall be any Law of any competent authority that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or if any Order of any competent authority prohibiting such transactions is entered and such Order shall become final and not subject to appeal or reconsideration;

(f) by Purchaser within ten (10) Business Days after the delivery to Purchaser of the Audited Financial Statements, if the balance sheet or income statement contained in the Audited Financial Statements reveal that any representation or warranty contained in Section 3.7(c) with respect to the Unaudited Financial Statements for the fiscal year ended March 31, 2004 was not true and correct in all respects when made; or

§ 10.2 Effect of Termination.

(a) If this Agreement is terminated pursuant to Section 10.1 by either Party, the terminating Party shall give the other Party written notice thereof specifying the provision of Section 10.1 pursuant to which such termination is made, and, except as set forth in paragraphs (b), (c) and (d) below, this Agreement shall be terminated and there shall be no liability hereunder on the part of any Party, except that the provisions of Section 5.3(b) (Review of the Companies), Section 5.8 (Public Announcements), Section 10.1 (Termination), this Section 10.2, Section 11.1 (Expenses), Section 11.2 (Governing Law) and Section 11.3 (Jurisdiction) shall survive any termination of this Agreement. Nothing in this Section 10.2 shall relieve any Party of liability for any intentional or bad faith breach of this Agreement, except (i) in the event Purchaser pays to Seller the Termination Fee pursuant to Section 10.2(b), in which case Purchaser shall be relieved of any and all liability it may have under this Agreement (whether such liability arises under contract, tort or otherwise) for any reason, except with respect to the provisions of Section 5.3(b) (Review of the Companies), Section 5.8 (Public Announcements), Section 10.1 (Termination), this Section 10.2, Section 11.1 (Expenses) and Section 11.2 (Governing Law) and Section 11.3 (Jurisdiction), (ii) in the event Seller pays to Purchaser the Seller Termination Fee pursuant to Section 10.2(c), in which case Seller shall be relieved of any and all liability it may have under this Agreement (whether such liability arises under contract, tort or otherwise) for any reason, except with respect to the provisions of Section 5.3(b) (Review of the Companies), Section 5.8 (Public Announcements), Section 10.1 (Termination), this Section 10.2, Section 11.1 (Expenses) and Section 11.2 (Governing Law) and Section 11.3 (Jurisdiction) and (iii) as provided in Section 10.2(d).

(b) If this Agreement is terminated pursuant to Section 10.1(b) then Purchaser shall pay to Seller, as liquidated damages and not as a penalty, an amount equal to Five Million Dollars ($5,000,000) (the “Termination Fee”) in immediately available funds concurrently with the notice of termination and, upon such payment, neither Purchaser nor any of its directors, officers, employees, agents or representatives nor any of their Affiliates shall have any further liability or obligation hereunder (whether such liability arises under contract, tort or otherwise) including for any breach of this Agreement or otherwise in respect of the transactions contemplated hereby. Seller and Purchaser hereby acknowledge and agree that the actual amount of damages that may be sustained by Seller in the event this Agreement is terminated pursuant to Section 10.1(b) are impossible to quantify and the amount payable pursuant to this Section 10.2(b) constitutes a mutually agreed fair and reasonable estimate thereof.

(c) If this Agreement is terminated by Purchaser pursuant to (i) Section 10.1(c) and on the date of such termination (x) Section 6.1 is not satisfied and (y) all of the conditions set forth in Article VII have been satisfied or (ii) Section 10.1(d) (other than as a result of an intentional or bad faith breach by Seller), Seller shall pay to Purchaser, as liquidated damages and not as a penalty, an amount equal to One Million Dollars ($1,000,000) (“Seller Termination Fee”) and, upon such payment, neither Seller nor any of its directors, officers, employees, agents or representatives shall have any further liability or obligation hereunder (whether such liability arises under contract, tort or otherwise) including for any breach of this Agreement or otherwise in respect of the transactions contemplated hereby. Purchaser and Seller hereby acknowledge and agree that the actual amount of damages that may be sustained by Purchaser in the event this Agreement is terminated pursuant to Section 10.1(c) are impossible to quantify and the amount payable pursuant to this Section 10.2(c) constitutes a mutually agreed fair and reasonable estimate thereof.

(d) If this Agreement is terminated by Purchaser pursuant to Section 10.1(d) as a result of an intentional or bad faith breach by Seller, then Purchaser shall in the first instance (without prejudicing Purchaser’s right to monetary damages) pursue a remedy for the breach or breaches giving rise to Purchaser’s right to terminate pursuant to this Section 10.2(d) of specific performance; provided, however, that in the event specific performance is not available to Purchaser as a remedy for any reason within ninety (90) days of the commencement of proceedings to seek such remedy, Purchaser shall be entitled to seek any and all damages arising out of the breach or breaches giving rise to Purchaser’s right to terminate pursuant to Section 10.1(d) without giving effect to Section 9.7.

ARTICLE XI

MISCELLANEOUS

§ 11.1 Expenses. Each of the Parties shall pay all of its own expenses relating to the transactions contemplated by this Agreement, including the fees and expenses of its counsel and financial advisers.

§ 11.2 Governing Law. The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the laws of the State of Delaware applicable to agreements executed and to be performed solely within such State.

§ 11.3 Jurisdiction; Agents for Service of Process. Any judicial proceeding brought against any of the Parties to this Agreement on any dispute arising out of this Agreement or any matter related hereto may be brought in the United States District Court for the District of Delaware, and, by execution and delivery of this Agreement, each of the Parties accepts the exclusive jurisdiction of such court, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. The foregoing consents to jurisdiction shall not constitute general consents to jurisdiction in the State of Delaware for any purpose except as provided above and shall not be deemed to confer rights on any Third Party. The prevailing Party or Parties in any such litigation shall be entitled to receive from the losing Party or Parties all costs and expenses, including reasonable counsel fees, incurred by the prevailing Party or Parties. Each Party agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s address set forth in Section 11.5 shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters for which it has submitted to jurisdiction pursuant to this Section 11.3.

§ 11.4 Table of Contents; Captions. The table of contents and the Article and Section captions used herein are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

§ 11.5 Notices. Any notice or other communication required or permitted under this Agreement shall be deemed to have been duly given (i) five Business Days following deposit in the mails if sent by registered or certified mail, postage prepaid, (ii) when sent, if sent by facsimile transmission, if receipt thereof is confirmed by telephone, (iii) when delivered, if delivered personally to the intended recipient and (iv) two Business Days following deposit with a nationally recognized overnight courier service, in each case addressed as follows:

if to Seller, to

Williams Group International, LLC

2076 West Park Place

Stone Mountain, Georgia 30087-3530

Telephone: 770-879-4000

Facsimile: 770-498-6258

Attn: Virgil R. Williams and David K. Baxter

with a copy (which shall not constitute notice) to

Arnall Golden Gregory LLP

171 17th Street Suite 2100

Atlanta, Georgia 30363

Telephone: 404-873-8642

Facsimile: 404-873-8643

Attn: Eva P. Cederholm, Esq.

and if to Purchaser, to

c/o Global Power Equipment Group Inc.

6120 South Yale

Suite 1480

Tulsa, OK 74136

Telephone: 918-488-0828

Facsimile: 918-274-2367

Attn: Candice L. Cheeseman

with a copy (which shall not constitute notice) to

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036

Telephone: 212-819-8200

Facsimile: 212-354-8113

Attn:    John M. Reiss, Esq.

            Oliver C. Brahmst, Esq.

or such other address or number as shall be furnished in writing by any such party.

§ 11.6 Assignment; Parties in Interest. This Agreement may not be transferred, assigned, pledged or hypothecated by any Party without the express written consent of the other Party, other than by operation of Law; provided, that Purchaser may without the consent of Seller, but with not less than ten Business Days advance notice to Seller, assign its rights, interests and obligations hereunder (i) to any direct or indirect wholly owned Subsidiary of Purchaser and (ii) for the purpose of securing any financing of the transactions contemplated hereby; provided, further, that if Purchaser makes any assignment referred to in (i) or (ii) above, Purchaser shall remain liable under this Agreement. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective heirs, executors, administrators, successors and permitted assigns.

§ 11.7 Counterparts. This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument.

§ 11.8 Entire Agreement. This Agreement, including the other documents referred to herein which form a part hereof, contains the entire understanding of the Parties with respect to the subject matter contained herein and therein. This Agreement supersedes all prior agreements and understandings between the Parties with respect to such subject matter.

§ 11.9 Amendments. This Agreement may not be changed, and any of the terms, covenants, representations, warranties and conditions cannot be waived, except pursuant to an instrument in writing signed by the Parties or, in the case of a waiver, by the Party waiving compliance.

§ 11.10 Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

§ 11.11 Third Party Beneficiaries. Each Party intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Third Party.

§ 11.12 No Strict Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

§ 11.13 Waiver of Jury Trial. Each Party hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any litigation as between the Parties directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby or disputes relating hereto. Each Party (i) certifies that no representative, agent or attorney of the other Party has represented, expressly or otherwise that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other Party have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 11.13.

IN WITNESS WHEREOF, each Party has caused this Agreement to be executed by its respective officers thereunto duly authorized as of the date first above written.

GLOBAL POWER EQUIPMENT GROUP INC.

By:	/s/ John M. Matheson
Name: John M. Matheson Title: Senior Vice President

WILLIAMS GROUP INTERNATIONAL, LLC

By:	/s/ Virgil R. Williams
Name: Virgil R. Williams Title: Chairman of the Board of Managers

EXHIBIT A to

Purchase Agreement

CURRENT ASSETS
RECEIVABLES
ACCOUNTS RECEIVABLE - TRADE
RETENTION RECEIVABLES - TRADE
ALLOWANCE FOR DOUBTFUL ACCOUNTS
EMPLOYEE RECEIVABLES
OTHER RECEIVABLES
OTHER CURRENT ASSETS
NET OVER/UNDER BILLING
INVENTORIES
SECURITY DEPOSITS
OTHER CURRENT ASSETS
CLAIMS RECEIVABLE
TOTAL CURRENT ASSETS
CURRENT LIABILTIES
NOTES PAYABLE - CURRENT
ACCOUNTS PAYABLE
TRADE PAYABLES
ACCRUED TRADE PAYABLES
ACCRUED LIABILITIES
INSURANCE*
SALES, USE, & PROPERTY TAX
ACCRUED PAYROLL
ACCRUED PAYROLL TAXES
EMPLOYEE BENEFITS
TOTAL CURRENT LIABILITIES
WORKING CAPITAL

*	Does not include Excluded Liabilities

EXHIBIT B to

Purchase Agreement

CALCULATION AND PAYMENT OF DEFERRED PURCHASE PRICE

§ 1. Definitions.

§ 1.1 Defined Terms. When used in this Exhibit B, the following terms shall have the meanings specified therefor below:

“Actual Gross Profit” shall mean the actual Gross Profit of the Companies for calendar year 2005.

“Base Gross Profit Target Amount” shall mean EIGHTEEN MILLION SEVEN HUNDRED AND TWENTY-THREE THOUSAND DOLLARS ($18,723,000).

“Earnout Amount” shall mean the amount, if any, determined pursuant to Section 2.1 below.

“Earnout Period” shall mean the period beginning on the day after the Closing Date and ending on December 31, 2005.

“Exchange Rate” shall mean the average closing price of GPEG Common Stock on the New York Stock Exchange for the ten (10) day trading period ending immediately prior to the Final Determination Date.

“Executive” shall mean each of Luther “Dan” Daniels, Douglas Page, David Harley, Thomas McDowell, Thomas McNamara, Michael Foster, Clyde Hames, Tina Robinson and Scott Walters.

“Final Determination Date” shall mean the date on which the final Earnout Amount is determined pursuant to Section 3 below.

“Forfeiture Amount” shall mean, with respect to each Executive who is employed by one or more of the Companies immediately after the Closing but is not employed by one or more of the Companies on January 1, 2006, the result obtained when (i) the quotient obtained when the number of calendar days during the Earnout Period that such Executive was employed by one or more of the Companies is divided by the total number of calendar days in the Earnout Period is multiplied by (ii) the amount obtained when the number of Restricted Shares that such Executive would have been awarded by GPEG pursuant to the applicable Restricted Stock Award Agreement if such Executive had been employed by one or more of the Companies on the Award Date (as defined in the applicable Restricted Stock Award Agreement) is divided by the Exchange Rate; provided, however, that the Forfeiture Amount shall be deemed to be zero dollars ($0) with respect to any Executive who does not execute a Restricted Stock Award Agreement.

“Forfeiture Sum” shall mean the aggregate amount, if any, equal to the sum of the Forfeiture Amount with respect to each of the Executives.

“Low Multiplier” shall mean 0.05341 (which the Parties agree was calculated by dividing TWO HUNDRED FIFTY THOUSAND (250,000) by the amount by which (i) the Base Gross Profit Target Amount exceeds (ii) the Minimum Gross Profit Target Amount).

“GPEG Common Stock” shall mean shares of Global Power Equipment Group Inc. common stock, par value $0.01 per share.

“Gross Profit” shall mean all revenue recognized in accordance with the GAAP Practices on lump-sum, fixed unit price, time and materials or cost plus a fee, and all other jobs or projects performed by the Companies for customers less all expenses customarily recorded under the GAAP Practices directly associated with the completion of such jobs and projects including all actual costs of craft, supervisory and administrative payroll incurred for work performed at the jobs or projects and related benefit programs in existence at the Closing, all actual costs for work properly performed by sub-contractors (on a competitive-bid basis) at jobs and projects, all costs for materials, supplies and small tools (acquired on a competitive-bid basis and) used or installed at the jobs or projects less any accruals for recoveries of such costs, all periodic depreciation expense (computed at the Companies’ pre-Closing historical cost) related to equipment owned by the Companies and actual, third-party charges for equipment rented (on a competitive-bid basis) for the time actually used at the jobs or projects, all actual costs incurred for workers compensation (determined at the Companies’ pre-Closing modifier rates) and general liability insurance (determined at the Companies’ pre-Closing experience rates) less any accruals for recoveries of such costs for better-than-expected, actual claim experience, and all actual costs of third-party performance bonding acquired (on a competitive-bid basis after the Closing) to meet the customers’ criteria for qualification to perform the jobs or projects. For purposes of clarity, “gross profit” will be calculated using the GAAP Practices as if the Closing had not occurred and without any corporate and indirect overhead charges but will include all direct overhead incurred at the job or project locations.

“High Multiplier” shall mean 0.13887 (which the Parties agree was calculated by dividing SIX HUNDRED FIFTY THOUSAND (650,000) by the amount by which (i) the Maximum Gross Profit Target Amount exceeds (ii) the Base Gross Profit Target Amount).

“Minimum Gross Profit Target Amount” shall mean FOURTEEN MILLION FORTY TWO THOUSAND TWO HUNDRED FIFTY DOLLARS ($14,042,250).

“Maximum Gross Profit Target Amount” shall mean TWENTY THREE MILLION FOUR HUNDRED THREE THOUSAND SEVEN HUNDRED FIFTY DOLLARS ($23,403,750).

“Restricted Shares” shall mean those restricted shares of Global Power Equipment Group Inc. common stock, par value $0.01, if any, awarded to the Executives pursuant to the Restricted Stock Award Agreements.

“Restricted Stock Award Agreement” shall mean each of the Restricted Stock Award Agreements under Purchaser’s 2004 Incentive Stock Plan to be entered into between

GPEG and each the Executives (collectively, the “Restricted Stock Award Agreements”), the form of which has been provided to Seller prior to the date hereof.

§ 1.2 Other Defined Terms. Capitalized terms used herein but not otherwise defined herein shall have the meaning ascribed thereto in this Agreement.

§ 2. Amount of Deferred Purchase Price Payment.

§ 2.1 Calculation of Earnout Amount.

(a) In the event that the Actual Gross Profit Amount is less than or equal to the Minimum Gross Profit Target Amount, the Earnout Amount shall equal ZERO DOLLARS ($0.00).

(b) In the event that the Actual Gross Profit exceeds the Minimum Gross Profit Target Amount but is equal to or less than the Base Gross Profit Target Amount, the Earnout Amount shall be the product of (i) the amount by which (1) the Actual Gross Profit exceeds (2) the Minimum Gross Profit Target Amount multiplied by (ii) the Low Multiplier.

(c) In the event that the Actual Gross Profit exceeds the Base Gross Profit Target Amount but is less than the Maximum Gross Profit Target Amount, the Earnout Amount shall be the sum of (i) TWO HUNDRED FIFTY THOUSAND DOLLARS ($250,000) and (ii) the product of (A) the amount by which (1) the Actual Gross Profit exceeds (2) the Base Gross Profit Target Amount multiplied by (B) the High Multiplier.

(d) In the event that the Actual Gross Profit exceeds the Maximum Gross Profit Target Amount, the Earnout Amount shall be NINE HUNDRED THOUSAND DOLLARS ($900,000).

§ 3. Determination of Deferred Purchase Price Payment.

§ 3.1 (a) No later than twenty (20) days after completion of the financial audit of the Companies for calendar year 2005, Purchaser shall prepare and deliver to Seller a statement (the “Purchaser’s Statement”) which shall set forth in reasonable detail Purchaser’s determination of the Earnout Amount. At all reasonable times during the thirty (30) days immediately following Seller’s receipt of the Purchaser’s Statement, Purchaser shall (i) provide Seller and its representatives reasonable access during business hours to the books and records of the Companies relating to such statement and to Purchaser’s working papers relating to such statement and (ii) make available to representatives of Seller at reasonable times and on reasonable advance notice the individuals responsible for the preparation of such statement in order to respond to the reasonable inquiries of Seller.

(b) Seller shall notify Purchaser in writing within thirty (30) days after receiving Purchaser’s Statement if Seller disagrees with any amounts reflected on Purchaser’s Statement. The notice of disagreement shall set forth in reasonable detail the reason for such dispute, the dollar amounts involved and Seller’s good faith estimate of the Earnout Amount. If Seller delivers notice of its agreement with Purchaser’s Statement to Purchaser, then Purchaser’s

Statement shall become final and binding upon Purchaser’s receipt of Seller’s notice of agreement. If Seller does not deliver a notice of disagreement to Purchaser within such thirty (30) day period, then Purchaser’s Statement shall be deemed to have been accepted by Seller upon the expiration of the thirty (30) day period after Seller receives Purchaser’s Statement and shall become final and binding. If Seller does deliver a notice of disagreement, only those matters that are specified in reasonable detail in such notice of disagreement shall be deemed to be in dispute, and all other matters shall be final and binding.

(c) During the fifteen (15) days immediately following the delivery of a notice of disagreement, Seller and Purchaser, in good faith, shall seek to resolve any differences that they may have with respect to any matter specified in such notice of disagreement, and any resolution by them as to any such matter shall be final and binding. If at the end of such fifteen (15) day period Seller and Purchaser have been unable to agree upon all matters specified in such notice of disagreement, then Seller and Purchaser shall submit to Deloitte Touche Tohmatsu (Atlanta Office) (“Deloitte”) for review and resolution any and all matters specified in the notice of disagreement that remain in dispute. Purchaser and Seller shall cause Deloitte to make a final determination (which determination shall be binding on the Parties hereto) of the Earnout Amount within thirty (30) days from such submission. In resolving any disputed item, Deloitte shall apply the GAAP Practices and shall limit its decision to such items as are in dispute. The fees, costs, and expenses of Deloitte shall be paid by the party whose submission differs the most from the Purchaser’s Statement. During the thirty (30) day review by Deloitte, Purchaser and Seller shall each make available to Deloitte such individuals and such information, books and records as may be reasonably required by Deloitte to make its final determination.

§ 4. Payment.

§ 4.1 Payment of the Earnout Amount. Upon the first to occur of (i) any mutual agreement of the Parties, (ii) a decision of Deloitte or (iii) the failure of Seller to deliver to Purchaser an objection in writing to Purchaser’s Statement within the first 30-day period referred to in Section 3(b) above, then Purchaser’s Statement, as so adjusted by any mutual agreement of the Parties or the decision of Deloitte, as applicable, shall become conclusive and binding on the Parties and the Earnout Amount thereunder shall be referred to as the “Final Earnout Amount.” Within five (5) Business Days after the Final Determination Date, Purchaser shall pay to Seller the Final Earnout Amount, if any, by wire transfer of immediately available funds to a bank account designated in writing by Seller.

§ 4.2 Payment of Forfeited Amounts. If as of January 1, 2006, one or more of the Executives is or are not employed by the Companies, then within five (5) Business Days after the Final Determination Date, Purchaser shall pay to Seller the Forfeiture Sum, if any, by wire transfer of immediately available funds to a bank account designated in writing by Seller.

EXHIBIT I to

Purchase Agreement

Letterhead of [Indemnified Party]

                         ,

[Indemnifying Party]

[insert address]

Attention:

With reference to the Purchase Agreement, dated as of July [•], 2004, by and between [Purchaser] and [Seller] (the “Purchase Agreement”), we hereby claim the following Losses (as defined in the Purchase Agreement):

[Insert the nature of the claim including the following:

•	any amount due and owing to the Indemnified Party under Section 9.2 of the Stock Purchase Agreement]

Such Losses [have been paid] [have been properly accrued for] [are anticipated].

Very truly yours,

[Indemnified Party]

By
Title:

cc: [Escrow Agent]